UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	File No. 812-15003

Eaton Vance Exchange-Traded Fund Trust
Eaton Vance Management

Two International Place
Boston, MA 02110

Third Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Frederick S. Marius, Esq.

Eaton Vance Management

Two International Place

Boston, MA 02110

With a copy to:

Barry I. Pershkow, Esq.

Chapman and Cutler, LLP

1717 Rhode Island Avenue, N.W., 8th Floor

Washington, DC 20036

(202) 478-6492; pershkow@chapman.com

Page 1 of 61 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on September 25, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Eaton Vance Exchange-Traded Fund Trust Eaton Vance Management File No. 812-15003	Third Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I. Summary of Application

In this application (“Application”), Eaton Vance Management (the “Initial Adviser”) and Eaton Vance Exchange-Traded Fund Trust (the “Trust” and, collectively with the Initial Adviser, “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”). The Application seeks relief to permit the creation and operation of exchange-traded funds (“ETFs”) that employ a novel method of supporting efficient secondary market trading of fund shares as described herein (the “Clearhedge™ Method”).1 In the view of Applicants, the proposal set forth in this Application offers significant investor benefits not attainable through existing ETFs.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (“Commission”).

[1]	Aspects of the Funds’ proposed method of operation are subject to U.S. Patent No. 10,102,573 and pending patent applications for which the Adviser holds rights.

A. Scope of Requested ETF Relief

Applicants are seeking an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series of the Trust (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order apply not only to the Initial Fund, but also to any future series of the Trust offering Shares, as well as other registered open-end management investment companies or series thereof offering Shares (collectively, “Future Funds”). Any Future Fund will: (i) be advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (the Initial Adviser and each such controlling or controlled entity, the “Adviser”); and (ii) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds.”

Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Licensed Funds”). Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements with the registered investment advisers advising the Licensed Funds (each, a “Licensed Adviser”, and together with the Licensed Funds, “Future Applicants”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.

The Commission has a long history of issuing orders on exemptive applications to permit the operation of ETFs of varied descriptions, and in 2019 adopted a rule (“ETF Rule”) permitting ETFs that meet certain conditions to operate without exemptive relief.2 As addressed below, the Funds will not meet all the conditions of the ETF Rule, including the requirement to publicly disclose their complete portfolio holdings on a current daily basis. In this respect, the requested ETF Relief is similar to the relief granted by the Commission in 2019 to other applicants seeking to operate ETFs that do not disclose their full portfolio holdings daily (“Portfolio-Protected ETFs”).3 The requested ETF Relief is novel and differs from that previously granted for Portfolio-Protected ETFs in that the Funds would: (i) utilize the Clearhedge Method to maintain effective arbitrage in Fund Shares; (ii) seek relief from Section 17(a) to permit Specified Affiliated Persons (as defined below) to engage in Clearhedge Swaps (as defined below) with the Funds; and (iii) have the ability to utilize Custom Baskets (as defined below).

[2]	Rule 6c-11 under the 1940 Act; see Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) (“ETF Rule Adopting Release”).

[3]	See, e.g., Fidelity Beach Street Trust, et. al., File No. 812-14364, Ninth Amendment, filed November 8, 2019; 1940 Act Release No. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). See also T. Rowe Price Associates, Inc., et al., File No. 812-14214, Seventh Amendment, filed October 16, 2019; 1940 Act Release Nos. 33685 (November 14, 2019) (notice) and 33713 (December 10, 2019) (order). See also Natixis Advisors, L.P., et al., File No. 812-14870, Seventh Amendment, filed October 21, 2019; 1940 Act Release Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). See also Blue Tractor ETF Trust., et al., File No. 812-14625, Eleventh Amendment, filed October 23, 2019; 1940 Act Release Nos. 33682 (November 14, 2019) (notice) and 33710 (December 10, 2019) (order). See also Precidian ETFs Trust, et al, File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019; 1940 Act Release Nos. 33440 (Apr. 8, 2019) (notice) and 33477 (May 20, 2019) (order).

As requested, the Order would permit: (i) Shares of the Funds to be listed on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”) and to trade in the secondary market on and away from the Listing Stock Exchange (as defined below) at negotiated prices set by the market, rather than at the Fund’s next-determined net asset value (“NAV”) per Share;4 (ii) Shares to be redeemable only in specified multi-Share aggregations (“Creation Units”);5 (iii) certain affiliated persons of the Trust to purchase and redeem Creation Units in kind and to engage in Clearhedge Swap (as defined below) transactions with the Funds as described herein; and (iv) Funds that invest in Foreign Common Stocks (as defined below) to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption.

B. Scope of Requested Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares of the Initial Fund and the Future Funds beyond the limits set forth in Section 12(d)(1)(A) and permit the Funds, any principal underwriter for the Funds and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act,” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limits set forth in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (i) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, any principal underwriter for a Fund and any Broker selling Shares of a Fund to an Investing Fund (as defined below); and (ii) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts as “Investing Trusts” and Investing Management Companies and Investing Trusts together as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit Investing Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A) and permit the Funds, their principal underwriters and any Broker to sell Shares of the Funds to Investing Funds beyond the limits set forth in Section 12(d)(1)(B) (“Fund of Funds Relief”).

[4]	The NAV per Share of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) each “Business Day,” which is defined as any day that the Trust is open for business, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act.

[5]	The number of Shares of each Fund constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares.

The Future Funds may include one or more Funds that invest principally in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, any Fund that is an FOF ETF will comply with one of the relevant statutory exemptions (e.g., Sections 12(d)(1)(F) or 12(d)(1)(G)), either alone or in conjunction with Rule 12d1-1, 12d1-2 or 12d1-3. A Fund that is an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).6

In connection with the requested Fund of Funds Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) to permit the Funds to issue Creation Units to, redeem Creation Units from and engage in in-kind transactions accompanying such issuances and redemptions with certain Investing Funds of which the Fund is an affiliated person, or an affiliated person of an affiliated person.

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order to invest only in Funds, and not in any other registered investment company.

C. ETF Arbitrage Efficiency and Disclosure of Fund Holdings

The ETF Rule conditions its availability on the public disclosure of the subject ETF’s full portfolio holdings on a current daily basis.7 In that regard, the ETF Rule requires that, before commencement of daily trading in an ETF’s shares, the ETF discloses on its website the identities and quantities of all of the portfolio investments held by the ETF that will form the basis for the ETF’s calculation of its NAV that day (the “NAV Portfolio”). The principal purpose of disclosing an ETF’s current NAV Portfolio is to enable market makers and other arbitrageurs to identify potential arbitrage8 profit opportunities in trading the ETF’s shares and to hedge the market risk of their positions in such shares.9 The arbitrage trading engaged in by market makers and other arbitrageurs active in an ETF’s shares is widely understood to play a critical role in ensuring that the shares trade with tight bid-ask spreads10 and at market prices that are close to the current value per share of the ETF’s NAV Portfolio.11 In Applicants’ view, when arbitrage trading is easy to manage and low-risk, competition among market makers and other arbitrageurs seeking to earn reliable, low-risk profits drives down the costs to buy and sell an ETF’s shares.12

[6]	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

[7]	See ETF Rule at 6c-11(c).

[8]	See ETF Rule Adopting Release at p. 175 (“Arbitrage is the practice of buying and selling equivalent or similar assets (or portfolios of assets) in different markets to take advance of a price difference.”).

[9]	See ETF Rule Adopting Release at p. 68 (“Portfolio transparency provides authorized participants and other market participants with a tool to facilitate valuing the ETF’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and to effectively hedge their positions.”).

[10]	A Fund’s “bid-ask spread” is the difference between the highest quoted price at which one or more dealers are willing to buy shares (“best bid”) and the (generally higher) lowest quoted price at which dealers are willing to sell shares (“best ask”). The “bid-ask midpoint” equals the best bid plus one half of the bid-ask spread.

[11]	See ETF Rule Adopting Release at p. 12 (“The combination of the creation and redemption process with secondary market trading in ETF shares and underlying securities provides arbitrage opportunities that are designed to help keep the market price of ETF shares at or close to the NAV per share of the ETF.”).

[12]	See Michael Iachini, Charles Schwab, ETFs: How Much Do They Really Cost? (discussing market maker competition as a determinant of ETF trading costs); see also Elisabeth Kashner, Factset, Trading ETFs: Getting a Fair Price.

Applicants believe, however, that disclosing an ETF’s NAV Portfolio on a current daily basis can harm shareholders by providing other market participants with information that can enable them to trade in front of the ETF’s portfolio transactions (“front-running”), thereby raising the ETF’s costs to buy and sell. Disclosing an ETF’s full current holdings each day also enables other market participants to replicate the ETF’s portfolio positioning and exploit its manager’s investment insights (“free-riding”). As a result, while disclosing an ETF’s current NAV Portfolio facilitates an arbitrage process that supports trading of the ETF’s shares at market prices close to the shares’ underlying value, the ETF’s investment returns may be adversely affected.

Accordingly, Applicants propose to offer ETFs that incorporate a novel method of facilitating efficient arbitrage that does not require a Fund to disclose its NAV Portfolio on a current daily basis.13 As described below, Applicants believe use of the proposed Clearhedge Method will cause Fund Shares to routinely exhibit better trading performance (i.e., lower bid-ask spreads and less variable premiums/discounts to the Shares’ underlying value) than many existing ETFs. As an additional advantage, Applicants expect the Funds to provide greater transparency of investor trading costs than offered by existing ETFs.14

II. The Proposal

A. Applicants

1. The Trust The Trust is a Massachusetts business trust registered with the Commission as an open-end management investment company. The Trust is organized as a series fund and may have multiple series offered pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”), and the 1940 Act (“Registration Statement”). The Trust’s Registration Statement will include a prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) relating to each Fund. The Trust will be overseen by a board of trustees (“Board”) that meets the composition requirements of Section 10 of the 1940 Act.15

[13]	The Commission’s willingness to accept other means of facilitating efficient ETF share arbitrage besides disclosing an ETF’s current NAV Portfolio is reflected in the Portfolio-Protected ETF approvals discussed supra note 2. Applicants believe the Clearhedge Method of facilitating efficient secondary market trading and other aspects of the Funds’ proposed method of operation offer additional advantages beyond the Portfolio-Protected ETF proposals for which the Commission has previously granted exemptive relief.

[14]	See discussion below under Section II.H. (“Applicants propose for the Funds to provide enhanced disclosure of investor trading costs principally by applying improved IIV calculation standards, posting current IIVs on Fund websites and also including on Fund websites daily updated information and data regarding the Fund’s IIVs, NAV per Share, market trading prices of Shares, bid-ask spreads and volume of Shares traded, as well as disclosure of the Fund’s current NAV and IIV valuation practices and calculation methodology.”).

[15]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

2. The Initial Adviser The Initial Adviser, Eaton Vance Management, will be investment adviser to the Initial Fund. The Initial Adviser is a Massachusetts business trust located at Two International Place, Boston, MA 02110. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund. Subject to the oversight and authority of the Board, each Fund’s Adviser will develop and manage the Fund’s overall investment program. The Adviser will arrange for, and oversee, the provision of necessary services to the Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers of the Fund (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

B. The Distributor

The Trust will enter into an agreement with one or more broker-dealers registered under the Exchange Act to serve as the distributor and principal underwriter (“Distributor”) of Creation Units of Fund Shares. Each Distributor will comply with the terms and conditions of this Application and will distribute Creation Units on an agency basis. A Fund’s Distributor may be an affiliated person of the Fund’s Adviser and/or Sub-Adviser. No Distributor is or will be affiliated with any Stock Exchange on which Shares are listed (“Listing Stock Exchange”).

C. The Funds

Applicants currently expect the Initial Fund to be Eaton Vance Equity Opportunities ETF, which is described in Appendix A. Each Fund will adopt fundamental policies consistent with the 1940 Act. The Funds will seek to maintain the required diversification and otherwise conduct their operations so as to qualify for treatment as regulated investment companies (“RICs”) under the Internal Revenue Code of 1986 (“Code”). Each Fund will limit its investments to include only Exchange-traded common stocks,16 common stocks listed on a foreign exchange that trade on such exchange synchronously with the Shares (“Foreign Common Stocks”), ETFs, Exchange-traded notes, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),17 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and Exchange-traded futures contracts18 that trade synchronously with the Shares, as well as cash and cash equivalents (collectively, “Permissible Investments)”.19 The Funds will not borrow for investment purposes or hold short positions except to hedge Fund positions in Clearhedge Swaps (as defined below). The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. The Funds’ NAV Reference Portfolios (as defined below) will be subject to the same limitations.

[16]	Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.

[17]	ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[18]	Exchange-traded futures are U.S. listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index futures contract. All futures contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[19]	Cash equivalents are short-term U.S. Treasury securities, government money market funds and repurchase agreements.

D. Shares and Shareholders

Shareholders of each Fund will have one vote per Share (or per dollar of Share value) with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is taken, consistent with the requirements of the 1940 Act, the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only, and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”). Dividends and other distributions to Fund shareholders will be declared and paid in the same manner as by other registered open-end investment companies.20

Shareholders will exercise their rights in Shares indirectly through DTC and DTC Participants. The references herein to owners or holders of Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, reports and other communications to a Fund’s shareholders will be at the Fund’s or Adviser’s expense, and will be made using the customary practices and the facilities of DTC and DTC Participants.

E. Exchange Listing and Secondary Market Trading of Shares

Shares of each Fund will be listed on a Stock Exchange and traded in the secondary market in the same manner as shares of other ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

Applicants expect the Listing Stock Exchange for each Fund to select, designate or appoint one or more market makers (collectively, “Exchange Market Makers”) for the Fund’s Shares.21 As long as a Fund operates in reliance on the Order, its Shares will be listed on a Stock Exchange.

[20]	The Funds will not make the DTC book-entry Dividend Reinvestment Service available for use by beneficial owners of Shares for reinvestment of Fund distributions. Brokers may, however, offer a dividend reinvestment service through which their customers could use Fund distributions to purchase Shares on the secondary market at market-determined prices. Any brokerage commissions incurred in purchasing such Shares would be an expense borne by the participants in such a service.

[21]	If a Fund’s Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”), NYSE Arca or another similar electronic Stock Exchange, one or more member firms of that Stock Exchange will act as Exchange Market Maker and make a market in the Fund’s Shares. If a Fund’s Shares are listed on Nasdaq, no Exchange Market Maker would be contractually obligated to maintain a market in the Fund’s Shares. However, the Nasdaq listing requirements stipulate that at least two Exchange Market Makers must be registered for shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act due solely to ownership of Shares as discussed in Section IV.D. below.

In the secondary market, Shares will trade at negotiated prices determined by the balance of supply and demand for Shares and other market factors. Market trading prices of Shares may be above, at or below the current value per Share of the Fund’s NAV Portfolio. Because the market trading prices of Shares will be disciplined by an arbitrage process facilitated by the use of the Clearhedge Method described below, Applicants expect Share prices to be at or close to the NAV per Share.22 Secondary market purchases and sales of Shares will be subject to customary brokerage fees and other charges. No Fund or Distributor will make secondary market sales of Shares to Brokers at a concession.

Applicants anticipate that the trading price of a Share will normally range from $10 to $30.23

F. The Clearhedge Method of Facilitating Efficient Share Arbitrage

1.  Overview The Funds would not disclose their NAV Portfolios on a current daily basis. Instead, the Funds would seek to facilitate efficient Share arbitrage by: (i) publicly disclosing prior to the beginning of U.S. market trading each Business Day a “NAV Reference Portfolio” consisting of Permissible Investments whose aggregate performance the Adviser expects to be highly correlated with the performance of the Fund’s NAV Portfolio; and (ii) providing for market makers, liquidity providers and other arbitrageurs active in a Fund’s Shares or their agents (“Arbitrageurs”) to enter into special-purpose total return swap transactions with the Fund, whereby the Fund and Arbitrageur counterparty would exchange payments based on the relative total returns of a reference amount of the Fund’s current NAV Portfolio and the NAV Reference Portfolio (a “Clearhedge Swap”). Using the proposed Clearhedge Method, an Arbitrageur could offset the market risk of its long (and short) positions in Fund Shares by: (i) selling (buying) the instruments constituting the NAV Reference Portfolio (or a suitable substitute);24 and (ii) engaging in Clearhedge Swap transactions to offset the “basis risk”25 between its exposure to the NAV Reference Portfolio and exposure to the NAV Portfolio arising from the Arbitrageur’s net position in Shares. By varying the size and direction (i.e., long or short) of its NAV Reference Portfolio and Clearhedge Swap positions at times and amounts corresponding to intraday changes in its Share positions, an Arbitrageur could manage its inventory risk in Shares with substantially the same precision as if the Arbitrageur knew the composition of the NAV Portfolio.

[22]	As used here and in similar contexts, “NAV per Share” means the current intraday value per share of the ETF’s NAV Portfolio, rather than the daily determined price at which the Fund issues and redeems Creation Units of Shares.

[23]	As necessary, Applicants intend to use share splits and reverse share splits to maintain trading prices of Shares within, or near, the indicated range. By doing so, the Funds help mitigate the risk of other market participants uncovering the Fund’s current NAV Portfolio based on time-series analysis of IIVs (as defined below) and other publicly disseminated Fund information (“reverse engineering”).

[24]	ETF market makers and other arbitrageurs commonly employ transactions in a representative substitute portfolio, rather than trading in the ETF’s disclosed NAV Portfolio holdings, to add or subtract offsetting market exposures as they build short or long inventory positions in the ETF’s shares through intraday trading. Transacting in a correlated substitute portfolio may be easier to implement or more cost effective than buying or selling the NAV Portfolio instruments. For an ETF market maker or other arbitrageur that uses trading in a portfolio to offset changes in its ETF share positions, the arbitrage profits it earns will fluctuate to the extent that the performance of the substitute portfolio deviates from that of the NAV Portfolio over the holding period. For the Funds, Arbitrageurs will have the same flexibility to substitute positions in a portfolio of their choosing for positions in the NAV Reference Portfolio. To the extent that the performance of the selected substitute portfolio varies from that of the NAV Reference Portfolio, the arbitrage profits earned by the Arbitrageur will similarly fluctuate. Whenever hedging by an Arbitrageur using the NAV Reference Portfolio is discussed in this Application, Applicants note that such Arbitrageur may use a substitute portfolio representative of the NAV Reference Portfolio, rather than the NAV Reference Portfolio itself, as discussed herein.

[25]	Basis risk is the risk that offsetting positions in an investment hedge experience different returns. Variations in hedge position returns creates opportunity for the hedging party to experience gain or loss.

Each Fund’s NAV Reference Portfolio will consist of a basket of securities and cash selected by the Fund’s Adviser using an optimization process, which Applicants expect will cause the performance of the NAV Reference Portfolio to closely track the performance of the Fund. The composition of a Fund’s NAV Reference Portfolio would vary from the current NAV Portfolio as the Adviser deems necessary to maintain the confidentiality of the Fund’s current trading activity. On each Business Day, before commencement of trading of Shares, each Fund will post to its website the “NAV Reference Portfolio Overlap” for the prior Business Day, which will be calculated by taking the lesser percentage weight of each asset held in common between the NAV Portfolio and the NAV Reference Portfolio, and adding the totals.

Using the Clearhedge Method described herein, Applicants expect Arbitrageurs to be able to efficiently hedge the market risks of their positions in Shares across all types of Funds holding Permissible Investments and over varying market conditions. Applicants believe the Funds will exhibit better secondary market trading performance than the many existing ETFs that do not afford Arbitrageurs a comparable ability to hedge their fund share positions.

2. Identification of Potential Arbitrage Profit Opportunities An arbitrage trade in Fund Shares may be initiated when an Arbitrageur identifies an opportunity to either buy Shares below, or sell Shares above, the current value per Share of the Fund’s NAV Portfolio. Arbitrageurs will have available two means of estimating the current value per Share of a Fund’s NAV Portfolio for this purpose: (i) the Arbitrageur could, on a continuous intraday basis, calculate its own values of the disclosed NAV Reference Portfolio from pricing sources at the Arbitrageur’s disposal; and (ii) the Arbitrageur could reference the “Intraday Indicative Values” (or “IIVs”) of the NAV Portfolio that will be disclosed publicly by each Fund at 15-second intervals throughout U.S. market trading hours each Business Day.

Applicants anticipate that differences in returns between a Fund’s NAV Portfolio and NAV Reference Portfolio will be sufficiently small for the NAV Reference Portfolio to provide Arbitrageurs with a reliable means of estimating the current intraday value per Share of the Fund’s NAV Portfolio. The daily disclosure of the NAV Reference Portfolio Overlap will assist Arbitrageurs in evaluating the extent to which the performance of the NAV Portfolio and NAV Reference Portfolio may deviate. Applicants believe that, used in combination, the estimated NAV Portfolio values that an Arbitrageur could derive from disclosure of the Fund’s NAV Reference Portfolio holdings and the publicly disseminated IIVs will enable Arbitrageurs to estimate the current value per Share of a Fund’s NAV Portfolio with sufficient precision to support highly efficient Share arbitrage.

3. Share Arbitrage Process To establish an arbitrage position in Fund Shares once a potential arbitrage profit opportunity is identified, an Arbitrageur would buy Shares below, or sell Shares above, the current estimated value per Share of the Fund’s NAV Portfolio. To hedge its exposure to market risk in its long (or short) Share position using the Clearhedge Method, the Arbitrageur would, at the same time: (i) sell (buy) the instruments constituting the NAV Reference Portfolio; and (ii) enter into a Clearhedge Swap transaction with the Fund to offset the basis risk between the NAV Reference Portfolio and the NAV Portfolio.26 By varying the size and direction of its NAV Reference Portfolio and Clearhedge Swap positions at times and amounts corresponding to changes in its Share positions, the Arbitrageur could maintain a hedged exposure as its inventory position in Shares moves up or down over the course of each Business Day.

When an Arbitrageur has accumulated a long (or short) position in Shares equal in size to one or more Creation Units, the Arbitrageur could unwind its Share position at NAV, minus or plus the Transaction Fee (as defined below) that applies, by transacting with the Fund through an Authorized Participant (as defined below) to redeem (purchase) Creation Units. To lock in its arbitrage profits, the Arbitrageur would, at the same time: (i) buy (sell) its positions in the NAV Reference Portfolio instruments; (ii) close its Clearhedge Swap positions; and (iii) sell (buy) the Basket Instruments (as defined below) received (delivered) in the Creation Unit redemption (purchase).27

[26]	As described further below, an Arbitrageur with a long position in Shares, a short position in the NAV Reference Portfolio maintained as a partial hedge and a Clearhedge Swap position entered into to offset the basis risk between the two would, upon swap settlement, generally pay the Fund when the NAV Portfolio outperforms the NAV Reference Portfolio and receive cash from the Fund when the NAV Reference Portfolio outperforms the NAV Portfolio. Conversely, an Arbitrageur with a short position in Shares and an associated long position in the NAV Reference Portfolio and a Clearhedge Swap position held as hedges would, upon swap settlement, generally pay the Fund when the NAV Reference Portfolio outperforms the NAV Portfolio and receive cash from the Fund when the NAV Portfolio outperforms the NAV Reference Portfolio.

[27]	To the extent that an Arbitrageur’s NAV Reference Portfolio positions overlap with the Fund’s current Creation Basket or Redemption Basket (each as defined below), the Arbitrageur could unwind (i) its hedges in connection with a long position in Shares by delivering some or all of the Redemption Basket instruments received in redemption to close short positions in NAV Reference Portfolio instruments and (ii) its hedges in connection with a short position in Shares by including some or all of the NAV Reference Portfolio instruments in the Creation Basket deposited to purchase Creation Units. Applicants expect the Funds’ NAV Reference Portfolios generally to have significant overlap with the Funds’ Creation Baskets and Redemption Baskets.

4. Composition and Dissemination of NAV Reference Portfolios The NAV Reference Portfolio specified for a Fund on a given Business Day will be determined by the Fund’s Adviser, and consist only of Permissible Investments whose aggregate performance the Adviser expects to be highly correlated with the performance of the Fund’s NAV Portfolio. A Fund’s NAV Reference Portfolio will vary from the current NAV Portfolio to the degree that the Adviser deems appropriate to maintain the confidentiality of the Fund’s current trading program. Instruments being acquired will generally be excluded from the NAV Reference Portfolio until their purchase is completed, and instruments being sold may not be removed until the sale program is completed. Other securities, cash positions and other assets28 held in the Fund’s NAV Portfolio on a given Business Day (“Portfolio Instruments”) may be excluded from the Fund’s NAV Reference Portfolio for that day. Whenever Portfolio Instruments are excluded, the NAV Reference Portfolio may include proportionately more cash or other Portfolio Instruments, or may substitute other Permissible Investments not included in the NAV Portfolio, for the excluded Portfolio Instruments.

Each Business Day, before the opening of trading on the Stock Exchange where a Fund is listed, the Fund will post to its freely available public website and cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments constituting its current NAV Reference Portfolio for that day. At the discretion of the Adviser, a Fund may elect to disclose its NAV Reference Portfolio for a particular Business Day prior to the close of market trading on the preceding Business Day.29

5. Clearhedge Swap Agreements Prior to the initial listing of its Shares on a Stock Exchange and the commencement of secondary market trading, each Fund will enter into “Master Swap Agreements” with Arbitrageurs intending to be active in the Fund’s Shares, setting forth the terms and conditions of the Fund’s Clearhedge Swaps. The Master Swap Agreements are anticipated to follow the standard form of master services agreement published by the International Swaps and Derivatives Association (“ISDA”). The Master Swap Agreements will provide for the Fund and an Arbitrageur to enter into contracts whereby each party would agree to make payments to, and receive payments from, the other party based on the relative total returns of a reference amount of the Fund’s current NAV Portfolio and NAV Reference Portfolio.

[28]	Other assets held by a Fund may include, for example, interest and dividends receivable and receivables for Fund shares and investment sold. Each Fund will limit its investment assets to include only Permissible Investments as defined in Section II.C.

[29]	A Fund that discloses its NAV Reference Portfolio for a particular Business Day prior to the close of market trading on the preceding Business Day would do so in exactly the same manner as when the NAV Reference Portfolio is disclosed before the opening of market trading on the Business Day the NAV Reference Portfolio takes effect. Applicants assert that disclosing a Fund’s NAV Reference Portfolio for a particular Business Day prior to the close of U.S. market trading on the preceding Business Day will facilitate more efficient Share arbitrage by enabling Arbitrageurs to make conforming changes to their hedge positions in securities at the market close, coinciding with when changes to the composition of the Fund’s NAV Reference Portfolio take effect for Rollover Clearhedge Swaps (as defined below).

The terms of the Master Swap Agreements will provide for the cash settlement of all outstanding Clearhedge Swap positions at the end of each Business Day, based on their values as of the “NAV Calculation Time,” generally 4:00 p.m. ET, on such day. The material terms and conditions of a Fund’s Master Swap Agreements and all contracts thereunder will be the same for all participating Arbitrageurs, except for differences in timing and reference amounts.30 Applicants represent that each Fund will maintain Master Swap Agreements with at least two Arbitrageurs and make available Clearhedge Swaps at all times that the Fund is listed for trading on a Stock Exchange.

Consistent with the experience of existing ETFs, Applicants expect Arbitrageurs active in a Fund’s Shares commonly to hold positions in Shares for periods longer than a single Business Day. Arbitrageurs maintaining positions in Shares from one Business Day to the next may utilize “Rollover Clearhedge Swaps” to hedge the basis risk between exposure to the Fund’s NAV Portfolio represented by the Arbitrageur’s carryover position in Shares and a position in the NAV Reference Portfolio maintained by the Arbitrageur as a partial hedge. Rollover Clearhedge Swaps are entered into at the NAV Calculation Time on a given Business Day for close and settlement on the following Business Day. Other than being entered into as of the NAV Calculation Time (generally coinciding with the U.S. market close), Rollover Clearhedge Swaps are no different in form or substance from other Clearhedge Swaps; for Arbitrageurs, the process of entering into and exiting from swap positions is exactly the same. Consistent with other Clearhedge Swaps, the NAV Portfolio and NAV Reference Portfolio that apply to a Rollover Clearhedge Swap are those in effect on the Business Day the swap closes and settles.

The Arbitrageur party to each Clearhedge Swap contract would initiate and determine the reference amount of each transaction entered into under the contract, which would generally correspond in size, and offset in direction, to the Arbitrageur’s purchases and sales of Fund Shares.31 Subject to the limitations set forth in the following paragraph, an Arbitrageur with a Master Swap Agreement in place with a Fund could initiate new Clearhedge Swap positions, and adjust up or down the notional amount of its outstanding Clearhedge Swap positions, at any time during market trading hours of the Fund’s Listing Stock Exchange.

Because Clearhedge Swaps expose a Fund to the risk that variations in the performance of its NAV Portfolio and NAV Reference Portfolio will cause the Fund to incur swap settlement payment obligations, the size of each Arbitrageur’s allowable Clearhedge Swap positions is constrained. At any time: (i) the aggregate net reference amount of each Arbitrageur’s outstanding Clearhedge Swap positions with a Fund may not exceed such Arbitrageur’s net long or short exposure to the Fund’s NAV Portfolio represented by the Arbitrageur’s net position in Shares; and (ii) the aggregate net reference amount of each Arbitrageur’s outstanding Clearhedge Swap positions with a Fund may not exceed the value of a designated number of the Fund’s Creation Units set forth in the Master Swap Agreement (or contracts thereunder), except for positions entered into during U.S. market trading hours on the current Business Day prior to the NAV Calculation Time.32

[30]	A Fund’s Master Swap Agreements may vary among Arbitrageurs only immaterially, e.g., relating to the transmission of swap instructions.

[31]	Arbitrageurs active in a Fund’s Shares would not be obligated to enter into Clearhedge Swaps in connection with each purchase or sale of Fund Shares. Arbitrageurs may, for example, elect not to utilize Clearhedge Swaps for hedging purposes in connection with positions in Shares they deem as small, transitory or low risk.

[32]	Said differently, the reference amount of an Arbitrageur’s Rollover Clearhedge Swap positions may not exceed the value of the designated number of Creation Units. A Fund’s Adviser could forensically confirm that Arbitrageurs are conforming their conduct to the applicable swap position limitations through audit mechanisms built into the Master Swap Agreements. Upon notice, a Fund’s Adviser could require each Arbitrageur engaging in Clearhedge Swaps with the Fund to provide the Fund with documentary evidence of its positions in Shares held and Clearhedge Swap positions maintained sufficient to verify that the swap counterparty has complied with the limitations on Clearhedge Swap positions set forth in the Master Swap Agreement.

Subject to the potential adjustments in Clearhedge Swap contract terms described in the next paragraph, an Arbitrageur with a net long position in a Fund’s Shares, a net short position in the Fund’s NAV Reference Portfolio and a Clearhedge Swap position to hedge the basis risk between the two would pay cash to the Fund upon swap settlement when the NAV Portfolio outperforms the NAV Reference Portfolio over the term of the swap, and receive cash from the Fund when the opposite is true. Subject to the same potential adjustments, an Arbitrageur with a net short position in a Fund’s Shares, a net long position in the Fund’s NAV Reference Portfolio and a Clearhedge Swap position to hedge the basis risk between the two would pay cash to the Fund upon swap settlement when the NAV Reference Portfolio outperforms the NAV Portfolio over the term of the swap, and receive cash from the Fund when the opposite is true.

Pursuant to the Master Swap Agreements, individual Clearhedge Swap contracts may provide for the total return of the NAV Reference Portfolio for purposes of interim and final swap valuations and payments at settlement to be adjusted upward or downward by a predetermined amount specified by the Adviser to reflect the Adviser’s projection of relative total returns of the NAV Portfolio and NAV Reference Portfolio.33 Swap contracts may also incorporate payment amounts specified by the Adviser as payable by the Arbitrageur party to the swap, including, for example, amounts payable based on the number of discrete Clearhedge Swap transactions entered into by the Arbitrageur party, the reference amount of individual Clearhedge Swap transactions entered into by the Arbitrageur party and/or the net reference amount of outstanding Clearhedge Swap positions under the contract held by the Arbitrageur party. Any such adjustments in Clearhedge Swap contract terms in effect for a given Fund would apply equally to all Arbitrageurs. The Arbitrageur party to any Clearhedge Swap contract that includes such provisions will receive notice from the Adviser prior to the execution of any transaction under the contract.

[33]	Deviations in performance between a Fund’s NAV Portfolio and NAV Reference Portfolio will be determined by the relative performance of NAV Portfolio holdings that are, for reasons of trading confidentiality, not included in the NAV Reference Portfolio versus the substituted NAV Reference Portfolio positions. The Adviser may reasonably believe, based on prior history, that the Fund’s confidential holdings (normally reflective of recent portfolio trading) will generally outperform the substituted NAV Reference Portfolio positions and, therefore, that the NAV Portfolio should outperform the NAV Reference Portfolio more often than not. While the Adviser will never be able to predict with certainty the relative performance of the Fund’s NAV Portfolio and NAV Reference Portfolio on a given Business Day, the regular tracking of their relative daily returns over time would provide a basis upon which the Adviser might include adjustments in performance into the settlement terms of the Fund’s Clearhedge Swaps. If, for the example, a Fund’s history demonstrates that the NAV Portfolio outperforms the NAV Reference Portfolio by an average of one basis point (0.01%) daily, the Adviser may determine that the Fund’s Clearhedge Swaps should include a settlement payment adjustment of this magnitude.

6. Clearhedge Swap Pricing Each Fund will engage one or more third-party pricing services (“Swap Pricing Agents”) to value the Fund’s NAV Portfolio and NAV Reference Portfolio at one-second intervals throughout the U.S. market trading session each Business Day. The same NAV Portfolio and NAV Reference Portfolio valuations will apply to all Clearhedge Swap transactions executed at a given time, and not vary among counterparties.

The intraday valuation process performed with respect to the NAV Portfolio and NAV Reference Portfolio by the Swap Pricing Agent will utilize substantially the same process that the Fund uses, and the Board oversees, for its daily NAV calculation. Consistent with the calculation of a Fund’s IIVs, securities trading actively at the time of valuation will generally be valued equal to the current bid-ask midpoint, rather than the last trade.

The valuations of a Fund’s NAV Portfolio determined at one-second intervals will be treated as Confidential Fund Information (as defined below) and not disclosed, either publicly or privately, to Arbitrageurs or other parties not subject to a duty of confidentiality and prohibited from trading on the basis of this information. No valuation information would be provided to any Arbitrageur more frequently than the 15-second intervals at which IIVs are disseminated. Each Swap Pricing Agent and every other Fund service provider will be subject to a duty of confidentiality and prohibited from trading (for its own account or on behalf of others) on the basis of any material, non-public information with respect to the subject Fund communicated to or held by them, including the names and quantities of the instruments constituting the Fund’s current NAV Portfolio and all valuations thereof determined by the Swap Pricing Agent that are not publicly disclosed.34

7. Clearhedge Swap Administration Each Fund will engage a “Swap Administrator” to administer the Fund’s Clearhedge Swap contracts and transactions thereunder. A Fund’s Swap Administrator may be the same as its custodian, fund administrator, Swap Pricing Agent or other service provider. Like the Swap Pricing Agent, each Fund’s Swap Administrator will be subject to a duty of confidentiality and prohibited from trading (for its own account or on behalf of others) on the basis of Confidential Fund Information in its possession.

[34]	Each Fund service provider with access to the current NAV Portfolio or other material, non-public information with respect to the Fund (“Confidential Fund Information”) will be contractually restricted from disclosing the Confidential Fund Information to any other person, trading (for its own account or on behalf of others) on the basis of such information or using such information for any purpose other than providing services to the Fund. Each Fund service provider with access to Confidential Fund Information will be required to establish and maintain written data security policies and procedures designed to prevent the misappropriation or theft of Confidential Fund Information. Any Fund service provider that is a registered broker-dealer is required to comply with Section 15(g) of the Exchange Act, which requires the broker-dealer to establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the broker-dealer or any of its associated persons. As part of its oversight of Fund service providers, the Adviser will, on an ongoing basis, monitor and evaluate the effectiveness of each service provider’s data security policies and procedures with respect to Confidential Fund Information in its possession. At least annually, the Adviser will provide a report to the Board describing the results of its oversight of each Fund service provider and noting any material performance issues that are identified. Each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it expressly applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).

The duties and responsibilities of each Fund’s Swap Administrator would include: (i) establishing and maintaining real-time electronic communications connecting the Swap Administrator with the Swap Pricing Agent, the Fund and each Arbitrageur with an active Master Swap Agreement in place for such Fund; (ii) receiving from the Swap Pricing Agent current valuations of the NAV Portfolio and NAV Reference Portfolio; (iii) entering (and confirming back) orders from Arbitrageurs for Clearhedge Swap transactions; (iv) calculating current reference amounts and values of all outstanding Clearhedge Swap positions; (v) communicating to the Fund current reference amounts and calculated values of all outstanding Clearhedge Swap positions;35 (vi) communicating to each Arbitrageur current reference amounts and calculated position values36 of the Arbitrageur’s outstanding Clearhedge Swap positions; (vii) providing notice to the Fund and each Arbitrageur of any collateral requirements that apply and implementing or directing movements of collateral where provided for; (viii) providing notice to the Fund and each Arbitrageur of daily closing balances of outstanding Clearhedge Swap positions and implementing movements of cash to settle the closing of Clearhedge Swap transactions; (ix) maintaining books and records of the Fund’s Master Swap Agreements, contracts and transactions thereunder; (x) upon the request of the Fund, providing for inspection or audit of the books and records of the Fund’s Master Swap Agreements, contracts and transactions thereunder; and (xi) upon the request of any Arbitrageur that is party to a Master Swap Agreement with the Fund, providing for inspection or audit of the books and records of the Arbitrageur’s Master Swap Agreements, contracts and transactions.

8. Funds’ Exposure to Clearhedge Swap Positions Because each Clearhedge Swap transaction entered into by an Arbitrageur active in a Fund’s Shares will involve the Fund as counterparty, use of the Clearhedge Method to facilitate efficient Share arbitrage will expose the Fund to the risk that variations in the performance of the NAV Portfolio and the NAV Reference Portfolio cause the Fund to incur swap settlement payment obligations. In Applicants’ view, the resulting potential impact on Fund returns is inherently constrained, can be readily managed using commonly available portfolio techniques to the extent warranted and amply justified by the potential benefit to the Shares’ trading performance of facilitating more efficient arbitrage. Applicants believe use of the Clearhedge Method will cause Fund Shares to routinely exhibit better trading performance (i.e., lower bid-ask spreads and less variable premiums/discounts to the Shares’ underlying value) than ETFs (including other Portfolio-Protected ETFs) that do not afford Arbitrageurs a comparable ability to hedge their fund share positions.

[35]	The Clearhedge Swap information communicated in real time to the Fund by the Swap Administrator will focus primarily on the aggregate position in the Fund’s Clearhedge Swaps held by Arbitrageurs collectively, since the Fund’s position in Clearhedge Swaps is determined by the Arbitrageurs’ aggregate swap position. A Fund would also have access through the Swap Administrator to the separate Clearhedge Swap positions of each Arbitrageur.

[36]	Calculated values of an Arbitrageur’s swap positions would be communicated at time intervals and/or delays sufficient to avoid inadvertently disclosing information that may be useful to the Arbitrageur in reverse engineering a Fund’s current NAV Portfolio.

As an initial matter, the amount of a Fund’s potential exposure to payment obligations in connection with use of the Clearhedge Method will be limited by the terms and conditions of the Master Swap Agreements, which will provide that:

●	no Arbitrageur may at any time hold outstanding positions in Clearhedge Swaps for which the aggregate net reference amount exceeds such Arbitrageur’s aggregate net long or short exposure to the NAV Portfolio represented by the Arbitrageur’s net position in Shares;

●	no Arbitrageur may hold Rollover Clearhedge Swap Positions for which the aggregate net reference amount exceeds the value of a designated number of Creation Units set forth in the Master Swap Agreement or contracts thereunder (which Applicants currently anticipate will be five Creation Units); and

●	all Clearhedge Swap positions outstanding at the NAV Calculation Time each Business Day will close and settle at such time.

Assuming that all or substantially all of the Arbitrageurs active in a Fund’s Shares engage in Clearhedge Swaps to the maximum extent possible, the notional amount of a Fund’s net daily exposure to Clearhedge Swap positions would accumulate over the course of a Business Day by approximately the amount of net investor buying or selling of Shares on that Business Day. When investors37 are net buyers of a Fund’s Shares, the Fund would assume a net short position in the outperformance of the NAV Portfolio over the NAV Reference Portfolio, with a reference amount approximately equal to the amount of net investor buying of Shares on that Business Day. Conversely, when investors are net sellers of a Fund’s Shares, the Fund would assume a net long position in the outperformance of the NAV Portfolio over the NAV Reference Portfolio with a reference amount approximately equal to the amount of net investor selling of Shares on that Business Day. Payments at settlement of Clearhedge Swaps would flow from the Fund to Arbitrageurs in respect of (i) periods of net investor buying during which the NAV Portfolio outperforms the NAV Reference Portfolio and (ii) period of net investor selling during which the NAV Portfolio underperforms the NAV Reference Portfolio. Payments at settlement of Clearhedge Swaps would flow from Arbitrageurs to the Fund in respect of (i) periods of net investor selling during which the NAV Portfolio outperforms the NAV Reference Portfolio and (ii) periods of net investor buying during which the NAV Portfolio underperforms the NAV Reference Portfolio.

[37]	As used in this paragraph, “investors” means retail and institutional holders of Fund Shares that are not Arbitrageurs. Because the total number of Shares bought over any given intraday time period must match the total number of Shares sold over the same period, whenever investors (as defined) as a group are net buyers of Fund Shares, Arbitrageurs as a group must be net sellers of the same number of Fund Shares. The converse is also true: whenever investors as a group are net sellers of Fund Shares, Arbitrageurs as a group must be net buyers of the same number of Fund Shares. This relationship holds true for intraday time periods of any length – seconds, minutes or hours.

A Fund’s potential exposure to Clearhedge Swap settlement obligations will be constrained by two factors: (i) the net notional amount of the Fund’s swap positions will generally relate to the daily amount of net investor buying or selling of the Fund’s Shares,38 which will normally be a small fraction of the Fund’s total net assets; and (ii) the NAV Reference Portfolio in each swap transaction will be selected based in significant part on the Adviser’s expectation that the NAV Reference Portfolio’s performance will be closely correlated to the performance of the NAV Portfolio. Accordingly, Applicants believe that the likelihood of exposures to Clearhedge Swap positions having a material impact on a Fund’s NAV on any given Business Day is small.

Example: Assume that a Fund’s NAV Portfolio and NAV Reference Portfolio have 92% overlap, and that the non-overlapping portion of the NAV Portfolio outperforms the corresponding portion of the NAV Reference Portfolio by 5% on a given Business Day. With these assumptions, the NAV Portfolio would outperform the NAV Reference Portfolio by 0.40% on that day.

Without any mitigating action, a Fund with 3% average net long exposure to the outperformance of the NAV Portfolio over the NAV Reference Portfolio (corresponding, for example, to net investor selling of Shares that day equal to 3% of the Fund’s total net assets) would be expected to experience a positive performance impact of approximately 1.2 basis points (0.012%) that day (less than one quarter of a cent per Share on a $20 NAV). A Fund with 3% average short exposure to the outperformance of the NAV Portfolio over the NAV Reference Portfolio would be expected to experience approximately the same amount of negative performance impact, absent any mitigating action.

While Applicants believe that, without mitigation, a Fund’s exposure to Clearhedge Swap positions is unlikely to have a material effect on a Fund’s daily NAV, several actions are potentially available to reduce any impact.

First, the terms of a Fund’s Clearhedge Swap contracts may be structured to incorporate the Adviser’s expectation for the relative total return of the NAV Portfolio versus the NAV Reference Portfolio. For example, if the Adviser expects the NAV Portfolio to outperform the NAV Reference Portfolio by an average of one basis point (0.01 percent) per Business Day (corresponding to approximately 2.5 percent annually), the terms of the Fund’s Clearhedge Swap contracts could specify that the parties will exchange payments based on the relative returns of the NAV Portfolio versus the NAV Reference Portfolio plus one basis point per Business Day. While the daily impact of an adjustment in contract terms of this magnitude on swap settlement payments (and Fund returns) would likely be quite small, over time the mitigating effect could be meaningful.

Second, Clearhedge Swap contracts may be structured to incorporate payment amounts specified by the Adviser that vary based on the number of discrete transactions entered into, the reference amount of individual transactions and/or the net reference amount of outstanding positions under the contract held by the Arbitrageur party. Because Clearhedge Swap contracts serve to transfer risk between the parties, building compensation for this risk transfer into the terms of swap contracts may be warranted. By incorporating into swap contract terms appropriately sized payments from Arbitrageurs, a Fund could substantially mitigate potential adverse effects on Fund performance of exposure to Clearhedge Swap positions.

[38]	Net daily investor buying or selling of an ETF’s shares is normally a small fraction of the total daily volume of shares traded, since offsetting trades cancel out in determining net daily buying or selling. Because Arbitrageurs have limited appetite for holding long or short positions in an ETF’s shares, net investor buying normally soon translates into a corresponding amount of Creation Unit issuance, and net investor selling is normally soon reflected in corresponding Creation Unit redemptions. Accordingly, the amount of an ETF’s creation and redemption activity is a good measure of the average net daily buying and selling of the ETF’s shares, whereas average daily trading volume is not.

Third, a Fund’s Adviser could use portfolio management techniques to manage the Fund’s exposure to market risk in its Clearhedge Swap positions by transacting in physical securities or other instruments to offset the market exposures assumed through the swaps. Using data on the Fund’s current swap positions communicated in real-time by the Swap Administrator, the Adviser could detect when a Fund’s aggregate net swap exposures have increased to a level where offsetting portfolio activity may be appropriate. Different from Arbitrageurs, a Fund’s Adviser would have complete information regarding the Fund’s investment strategy, current portfolio holdings and net swap exposures, positioning the Adviser to readily address any portfolio imbalances or added market risk arising from the Fund’s exposure to Clearhedge Swap positions.

On an overall basis, Applicants believe that any adverse effects on Fund performance of Clearhedge Swap exposures are likely to be small, and can be readily mitigated using terms built into swap contracts and compensating adjustments in the Fund’s other investment exposures implemented by the Adviser. While use of the Clearhedge Method can benefit Fund shareholders by facilitating efficient Share arbitrage – and thereby lowering investor trading costs – Applicants do not expect offsetting harm to Fund returns.

The following example illustrates how a Fund’s Adviser could use transactions in market instruments to manage the Fund’s exposure to Clearhedge Swap settlement obligations:

Example. Assume a Fund with net assets of $200 million holds a 4.0% position in ABC common stock (ABC) that the Fund’s Adviser wishes not to disclose by including in the Fund’s NAV Reference Portfolio. Assume further that the Fund’s NAV Reference Portfolio substitutes a 4.0% position in XYZ common stock (XYZ) for the undisclosed ABC holding, and that the Fund’s NAV Portfolio and NAV Reference Portfolio are otherwise identical.

Assume that at the 9:30 AM market open on a given Business Day, an institutional investor buys 1,000,000 Shares of the Fund with a current value of $20.00 per Share, equivalent to 10% of the Fund’s current net assets (Applicants note that they expect daily net investor buying or selling aggregating 10% of more of a Fund’s net assets to occur only very rarely, if at all).

Assume further that the institutional buyer’s Shares are acquired from an Arbitrageur that immediately hedges its position by (i) buying an equivalent quantity of NAV Reference Portfolio instruments and (ii) entering into a Clearhedge Swap with a notational value equivalent to 1,000,000 Shares that provides for the Arbitrageur to pay the Fund the return of the NAV Reference Portfolio and receive from the Fund the return of the NAV Portfolio.

Assume further that the Fund’s Adviser, upon receiving notice of the very large Clearhedge Swap transaction, acts immediately to hedge its potential exposure to swap settlement obligations by purchasing a 0.40% Fund position in ABC and selling a 0.40% position in XYZ. Assume further that no other Clearhedge Swap transactions take place that day, and that the Clearhedge Swap position and the Fund’s offsetting positions in ABC and XYZ are maintained for the balance of the day.

Assume that positive intraday news for ABC causes its stock to increase in price by 5%, and negative intraday news for XYZ causes its stock to decline in price by 5% over the balance of the day. As a result of the performance deviation between ABC and XYZ, the return of the NAV Portfolio exceeds the return of the NAV Reference Portfolio over the swap term by 0.40% (= 4.0% position size x 10% ABC/XYZ performance deviation) (Applicants note that they expect the deviation in performance between a Fund’s NAV Portfolio and NAV Reference Portfolio to be significantly less than 0.40% on most days).

To settle the Clearhedge Swap at the end of the day, the Fund pays the Arbitrageur the notional amount of the swap multiplied by the excess return of the NAV Portfolio over the NAV Reference Portfolio, which is $80,000 (= 1,000,000 Shares x $20 per Share x 0.40%). (See Table 1.)

The offsetting positions in ABC and XYZ entered into by the Fund generate intraday gains of $80,000 (= 0.40% x $200,000,000 x 5% + 0.40% x $200,000,000 x 5%). (See Table 2.) Gains on the Fund’s positions in ABC and XYZ fully offset the Fund’s swap settlement payment obligations.

Table 1	Fund Swap P&L
	Instrument	Side	P&L
	NAV Portfolio (includes ABC)	Short	$ (40,000.00)
	NAV Reference Portfolio (includes XYZ)	Long	$ (40,000.00)
	Net P&L		$ (80,000.00)

Table 2	Fund Hedge P&L
	Instrument	Side	P&L
	ABC	Long	$ 40,000.00
	XYZ	Short	$ 40,000.00
	Net P&L		$ 80,000.00

Inclusion of the above example should not suggest that Funds will regularly enter into portfolio transactions to offset their potential Clearhedge Swap settlement obligations; in fact, Applicants expect such transactions to occur only rarely. Rather, the example is intended to illustrate how offsetting portfolio transactions can be used by a Fund’s Adviser to substantially eliminate risk to Fund performance from Clearhedge Swap exposures that could otherwise arise under extreme circumstances.

G. Purchases and Redemptions of Creation Units

1. General The Trust will issue and redeem Creation Units of Shares of each Fund through the Fund’s Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each Fund is expected to be determined as of 4:00 p.m. ET each Business Day. The Trust will issue and redeem Creation Units of Fund Shares only on a Business Day.39

[39]	The number of Shares of each Fund constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares. In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeeming shareholders shall be established as of such termination date. While there are no specified termination events, the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Trust or the Fund entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specified event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a reorganization, conversion or liquidation, the Board in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay redemptions to all beneficial owners in cash, possibly subject to an in-kind election for beneficial owners of Shares holding in excess of a stated minimum amount or value of Shares.

All orders to purchase Creation Units of a Fund must be placed with the Fund’s Distributor by or through an “Authorized Participant,” which is a member of, or participant in, a clearing agency registered with the Commission that has a written agreement with the Fund or one of its service providers permitting the Authorized Participant to transact with the Fund to purchase and redeem Creation Units. An investor does not have to be an Authorized Participant to purchase or redeem Creation Units, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of a Fund, or any affiliated person of such person, will be an Authorized Participant in the Fund’s Shares.

2.  Creation and Redemption Baskets To keep costs low and permit Funds to be as fully invested as possible, Shares will be issued and redeemed only in Creation Units, and generally on an in-kind basis. Accordingly, except where a Basket (as defined below) includes cash under the circumstances specified below, each Fund will issue Creation Units in exchange for in-kind deposits of its current “Creation Basket” instruments and redeem Creation Units by making in-kind distributions of its current “Redemption Basket” instruments. Applicants expect that the names and quantities of the instruments that constitute the Creation Basket and the Redemption Basket for a Fund will generally be the same as the Fund’s NAV Reference Portfolio, except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis,40 or in the case of Creation Baskets and Redemption Baskets that differ from the NAV Reference Portfolio (other than with respect to cash substitutions), as described below. If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket or Redemption Basket instruments (“Basket Instruments”) exchanged for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (the “Cash Balancing Amount”).

[40]	Creation Basket and Redemption Basket instruments may include cash and/or securities. The Fund’s NAV Reference Portfolio may contain cash as a positive or negative Cash Balancing Amount (as defined below) in the regular course of business. Thus, even when the Basket Instruments are those of the Fund’s NAV Reference Portfolio and purchases and redemptions of Creation Units are effected in kind, the Creation Basket and Redemption Basket may contain an amount of cash. Applicants note that, under normal circumstances, each Fund’s portfolio holdings would include at least some cash in order to effect portfolio transactions in accordance with its actively managed strategy.

Each Business Day, before the opening of trading on the Listing Stock Exchange (and before the Fund starts accepting orders for the purchase or redemption of Creation Units on such Business Day), the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments constituting the Fund’s current Creation Basket and Redemption Basket (each, a “Basket” and collectively, the “Baskets”), as well as the estimated Cash Balancing Amount, if any, for each. The published Baskets will generally apply until new Baskets are published for the following Business Day, and there will be no intraday changes to the Baskets except to correct errors. At the discretion of the Adviser, a Fund may elect to publish a Basket for a particular Business Day prior to the close of market trading on the preceding Business Day.

To preserve the confidentiality of Fund trading activities, Applicants anticipate that a Fund’s Baskets will normally not be a pro rata representation of the Fund’s Portfolio Instruments. Rather, instruments being acquired will generally be excluded from Baskets until their purchase is completed, and instruments being sold may not be removed from Baskets until the sale program is substantially completed. Other Portfolio Instruments may be excluded from the Baskets. Whenever Portfolio Instruments are excluded from a Basket, the Basket may include proportionately more cash or other Portfolio Instruments than are in the NAV Portfolio, with such additional amounts substituting for the excluded Portfolio Instruments.

Each Fund will adopt and implement policies and procedures that set forth detailed parameters for the determination of Basket Instruments and the construction of Baskets. Although the Funds are expected generally to issue and redeem Creation Units primarily on an in-kind basis, Baskets may consist entirely of cash.

The Creation Basket and Redemption Basket in effect for a Fund on a given Business Day may be the same or may differ. As described above, Applicants expect that the names and quantities of the instruments that constitute the Creation Basket and the Redemption Basket for a Fund will generally be the same as the Fund’s NAV Reference Portfolio, except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis, or in the case of Baskets that differ from the NAV Reference Portfolio (other than with respect to cash substitutions).

In certain circumstances, a Fund may determine that it is desirable to issue and redeem Shares using Baskets that differ from the NAV Reference Portfolio beyond cash substitutions (each, a “Custom Basket”). In such circumstances, Applicants may seek to improve the functioning of the Fund by using Custom Baskets that include instruments that are not included in the NAV Reference Portfolio, or that are included in the NAV Reference Portfolio but in different weightings. Applicants will not discuss or negotiate the composition of Custom Baskets with Authorized Participants or other market participants, except with respect to a market participant’s need to substitute cash for a particular Basket Instrument. On any Business Day, the Adviser will communicate information about any proposed Basket customization that the Fund is willing to accept to all Authorized Participants at the same time via the NSCC.41

[41]	A Custom Basket may contain Permissible Investments that are not included in a Fund’s current portfolio holdings if the Adviser seeks to add a new Portfolio Instrument, through the receipt of a Creation Basket that includes the new Portfolio Instrument, without incurring transaction costs associated with the purchase of the Portfolio Instrument for cash. For example, if the Adviser decides to add a security to a Fund’s portfolio holdings and determines that disclosing the new position will not result in front-running or free-riding, the new security may be included in a Custom Basket with the expectation that it will be delivered to the Fund in kind through a creation transaction. In determining whether to add a Permissible Investment to a Fund’s portfolio holdings through a Custom Basket transaction, the Adviser will consider the extent to which creations are more likely than redemptions for the Fund on a given Business Day. Similarly, if the Adviser decides to sell a Portfolio Instrument and determines that disclosing the position to be reduced will not result in front-running or free-riding, the Portfolio Instrument may be included in a Custom Basket with the expectation that the Fund will deliver it in kind during a redemption transaction. In determining whether to reduce a position through a Custom Basket transaction instead of selling the Portfolio Instrument in the open market, the Adviser will consider the extent to which redemptions are more likely than creations for the Fund on a given Business Day.

Fundamentally, the act of constructing Baskets is a portfolio management function. In constructing a Creation Basket, a Fund’s Adviser decides which assets to “purchase” for the portfolio. Similarly, the Adviser decides which assets to “sell” when it constructs a Redemption Basket. Enabling a Fund’s Adviser to disseminate Baskets that differ from the NAV Reference Portfolio when it is in the Fund’s best interest to do so should improve operational efficiency and reduce trading costs, which should have a positive impact on the effectiveness of the arbitrage mechanism.

A Fund will enter into Custom Basket transactions only in circumstances where the Adviser determines that the Custom Basket transaction is in the best interest of the Fund and where the anticipated benefits of the Custom Basket transaction are deemed by the Adviser to outweigh the risks of making certain portfolio transactions known to the participating market participants. Any Custom Basket transactions entered into by the Funds will comply with the Funds’ policies and procedures governing the construction of Baskets, in accordance with the requirements for ETFs operating in reliance on the ETF Rule.

The Funds will utilize Custom Basket transactions in a manner designed to minimize the risk of reverse engineering. The composition of any Custom Baskets will generally differ from the Fund’s NAV Portfolio, and the Funds will not disclose to the participating market participants any information about the overlap between Custom Baskets and the NAV Portfolio. In addition, the Adviser will communicate information about a proposed Custom Basket only after the Adviser has concluded that the risk of front-running or free-riding is not present with respect to a particular instrument included in the Custom Basket.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or partly on a cash basis.42 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions of Creation Units on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a Creation Unit purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash. The Funds will only enter into cash creation and redemption transactions in circumstances where cash transactions are determined by the Adviser to be in the best interest of the Fund. All determinations by the Adviser to transact in cash will be in accordance with the Funds’ policies and procedures governing Basket construction.

[42]	In determining whether a Fund will issue or redeem Creation Units entirely or partly in cash, or entirely on an in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its shareholders. For example, in light of anticipated purchases of Portfolio Instruments, the Adviser may wish to receive cash as part of a Creation Basket or may wish to receive all cash. Issuing Creation Units in cash or in kind is expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions that necessitate the sale of Portfolio Instruments that have appreciated in value from Fund cost may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the applicable Basket because such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

Each Fund will adopt and implement policies and procedures regarding the composition of Creation and Redemption Baskets, including any Custom Baskets, in accordance with the requirements for ETFs operating in reliance on the ETF Rule. In cases where Custom Baskets are used, a Fund’s written policies and procedures must: (i) set forth detailed parameters for the construction and acceptance of Custom Baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (ii) specify the titles or roles of the employees of the Adviser who are required to review each Custom Basket for compliance with those parameters. Each Fund’s Basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

3. Transaction Fees A Fund may recoup the settlement costs charged to it by NSCC and DTC and the estimated trading costs to the Fund of converting the Basket instruments to or from the desired portfolio composition by imposing transaction fees on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC clearing process (“DTC Process”) is generally more expensive than the NSCC clearing process (“NSCC Process”), investors purchasing or redeeming through the DTC Process may pay higher Transaction Fees than investors transacting through the NSCC Process.43  No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.44 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.45 Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

[43]	Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket that automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

[44]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[45]	Where a Fund permits or requires a purchaser of Creation Units to deposit cash in lieu of depositing one or more Creation Basket instruments or permits a redeemer of Creation Units to receive cash in lieu of receiving one or more Redemption Basket instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the higher transaction cost to the Fund.

4. Timing of Orders All orders to purchase or redeem Creation Units of a Fund, whether using the NSCC Process or the DTC Process, must be received by the Fund’s Distributor no later than the NAV Calculation Time (generally 4:00 p.m. ET) on the date the order is placed (“Transmittal Date”) in order for the purchasing or redeeming investor to receive the NAV determined on the Transmittal Date. The Funds may require certain order types to be submitted at earlier times. Any such order types will be described in each Fund's registration statement. On days when its Listing Stock Exchange closes earlier than normal, a Fund may require orders to be placed earlier in the day.

H. Availability of Investor Information

Applicants are committed to providing investors with ready access to Fund information important to understanding and evaluating the Funds’ investment objectives and principal investment policies, the costs and risks of investing, the Fund’s portfolio positioning and current and historical trading and investment performance results. Applicants believe that the Funds will provide a great deal of information to help investors make informed decisions and to understand the nature of their investments.

Relative to existing ETFs, Applicants propose for the Funds to provide enhanced disclosure of investor trading cost information to assist Fund investors in measuring their individual trading costs and making better-informed buy and sell decisions. In Applicants’ view, in addition to any commissions that apply, the cost to buy an ETF’s shares is appropriately measured by the premium to the corresponding value per share of the fund’s underlying net assets at which shares are acquired, and the cost to sell an ETF’s shares is appropriately measured by the discount from the corresponding value per share at which shares are sold.46  In Applicants’ view, variations in premiums and discounts often contribute far more to the trading costs paid by ETF investors than commissions, bid-ask spreads and other factors.47

[46]	ETFs derive their value from the value of the fund’s underlying net assets, which, unlike individual stocks, can be directly measured. Costs to buy or sell an ETF may be positive or negative. To realize arbitrage trading profits, an ETF market maker or other arbitrageur that creates and redeems shares in connection with its arbitrage activities must, on average, incur trading costs that are sufficiently negative to offset its costs to create and redeem. Negative average trading costs for ETF market makers and other arbitrageurs translates into positive average trading costs for other ETF investors.

[47]	For an analysis of the significant, and often overlooked, contribution of variations in premiums/discounts to ETF trading costs, see James Angel, Todd Broms and Gary Gastineau, ETF Transaction Costs Are Often Higher than Investors Realize, 42 The Journal of Portfolio Management (Spring 2016) at pp. 55-65. A second scholarly analysis of ETF trading costs is Antti Petajisto, Inefficiencies in the Pricing of Exchange-Traded Funds, Financial Analysts Journal (First Quarter 2017) (“Petajisto ETF Study”). The Petajisto ETF Study concluded that “the difference between [an ETF’s] share price and the value of the underlying portfolio is often economically significant, indicating that the unsophisticated investor may face an unexpected additional cost when trading ETFs.” The wealth transfer from less sophisticated individual investors to more sophisticated institutional investors in connection with ETF trading costs was estimated in the Petajisto ETF Study to be almost $20 billion a year, more than three times the annual operating costs of all ETFs combined as reflected in their expense ratios.

Applicants view the inability of ETF investors to readily measure and evaluate their trading costs as a significant deficiency of the ETF structure as it now stands. Enhanced disclosure of the Funds’ investor trading cost information will not only assist investors in making more informed Share trading decisions, but may further benefit investors by promoting increased competition among Arbitrageurs and thereby lowering the costs investors pay to buy and sell Shares.

As described below, Applicants propose for the Funds to provide enhanced disclosure of investor trading costs principally by applying improved IIV calculation standards, posting current IIVs on Fund websites and also including on Fund websites daily updated information and data regarding the Fund’s IIVs, NAV per Share and market trading prices of Shares, bid-ask spreads and volume of Shares traded, as well as disclosure of the Fund’s current NAV and IIV valuation practices and calculation methodology. This information will enable Fund investors to estimate their Share trading costs by comparing their trade execution prices to indicative values of the Fund’s NAV Portfolio at closely corresponding times, and to compare their estimated trading costs to the Shares’ trading cost history and the trading cost experience of other Funds.

1.  Intraday Indicative Values The Trust will arrange for the calculation and dissemination at 15-second intervals throughout the regular trading session of the Listing Stock Exchange (generally 9:30 a.m. to 4:00 p.m. ET) each Business Day of an IIV (i.e., Intraday Indicative Value) of each Fund’s Shares. Fund IIVs will represent the estimated value per Share of the Fund’s NAV Portfolio at the time of calculation. IIVs will be calculated by dividing the Fund’s “Estimated Fund Value” (as defined below) as of the time of calculation by the number of outstanding Shares of the Fund. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio, the estimated amount of accrued assets, such as interest, dividends and distributions owed to a Fund, and the estimated value of the securities and other instruments held in the Fund’s portfolio, minus the estimated amount of the Fund’s accrued liabilities. Each Fund’s IIVs will be disseminated through the facilities of the consolidated tape and also posted in real-time to the Fund’s website. IIVs will be disseminated and displayed with two decimals of precision (i.e., rounded to the nearest penny).

Each Fund, or its Custodian, will provide an “IIV Pricing Agent” each Business Day the names and quantities of each of the Fund’s Portfolio Instruments and the Fund’s current accrued expenses and liabilities.48 In calculating the IIVs, Portfolio Instruments trading actively at the time of IIV determination will generally be valued equal to the current bid-ask midpoint. Portfolio Instruments not having readily available market quotations when IIVs are determined will generally be subject to fair valuation adjustments consistent with the Fund’s pricing procedures. The IIVs disseminated throughout each Business Day for each Fund will be based on the same names and quantities of Portfolio Instruments as used to calculate the Fund’s NAV on that day.49 Applicants expect each Fund’s IIV Pricing Agent to be the same as the Swap Pricing Agent, but a Fund may employ different IIV Pricing Agents and Swap Pricing Agents.

[48]	Each Fund’s IIV Pricing Agent will be subject to a confidentiality agreement with respect to the Fund’s portfolio information. The IIV Pricing Agent will represent that it will not trade on the basis of Confidential Fund Information (for itself or others) or otherwise use such information for purposes other than provided for under its service agreement with the Fund, and that it has appropriate safeguards in place to prevent misuse, misappropriation or theft of Confidential Fund Information.

[49]	Like existing ETFs, the Funds will reflect purchases and sales of Portfolio Instruments in their NAVs on the next Business Day after trades are executed.

The purpose of disseminating Fund IIVs is twofold: (i) to provide investors in Shares with information useful in determining and evaluating their individual trading costs; and (ii) to assist Arbitrageurs active in a Fund’s Shares in identifying potential arbitrage profit opportunities, as described above.50

The Funds will adopt uniform procedures governing the calculation and dissemination of IIVs, and the Adviser will bear responsibility for the oversight of that process (“IIV Procedures”). The Adviser will also, as part of that oversight process, periodically, but no less than annually, review the IIV Procedures.51 Any material changes to the procedures will be submitted to the Board committee with oversight over audit and related matters (“Audit Committee”) for review. The methodology for calculating the IIV will be disclosed in each Fund’s SAI. In addition to the IIV Procedures, a governance group of the Adviser (or its delegate) (“Governance Group”) will monitor the accuracy and dissemination of each Fund’s IIV throughout the trading day and track whether there were any material errors in the disseminated IIV. The Adviser and the Governance Group will oversee the IIV Pricing Agent’s controls, methodologies, policies and procedures in a manner based on the Adviser’s oversight of third-party pricing vendors. The Adviser annually will report to the Board’s Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year.52

2. Information Available on Fund Websites Each Fund will maintain a website that is publicly available free of charge which discloses current Fund information and contains links to current Fund documents, including a fact sheet, summary and full Prospectus, SAI and shareholder reports. Before the opening of U.S. market trading each Business Day, each Fund’s NAV Reference Portfolio and standard Transaction Fees in effect for that day will be posted to the website. As described above, each Fund’s website will also include current IIVs updated at 15-second intervals throughout each Business Day’s U.S. market trading hours and provide a clear explanation of the Fund’s current NAV and IIV valuation practices and calculation methodology.

[50]	Applicants acknowledge that the Commission has previously raised concerns about IIVs. See Exchange-Traded Funds Proposed Rule, Ref. No. 33-10515, 72-74 (June 28, 2018). Specifically, the Commission has noted that such intraday estimates may be of limited utility to market participants’ arbitrage activities due to (a) dissemination every 15 seconds potentially being too long for today’s fast-moving markets; (b) potential discrepancies between the estimated value and actual value, especially with respect to ETFs holding securities which trade infrequently; and (c) lack of a uniform calculation methodology for the estimated values. Applicants note that, in addition to using IIVs, Arbitrageurs active in a Fund’s Shares could estimate the current value per Share of the Fund’s NAV Portfolio by continuously calculating their own values of the disclosed NAV Reference Portfolio from pricing sources at the Arbitrageur’s disposal. Applicants believe that, used in combination, the estimated NAV Portfolio values that an Arbitrageur could derive from disclosure of the Fund’s NAV Reference Portfolio holdings and the publicly disseminated IIVs will enable Arbitrageurs to estimate the current value per Share of a Fund’s NAV Portfolio with sufficient precision to support highly efficient Share arbitrage.

[51]	The IIV Procedures will be covered by each Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

[52]	By monitoring the divergences between the closing NAV per Share and the IIV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the IIV.

Each Fund’s website will display the following Fund information for the prior Business Day:

●	closing NAV per Share;

●	closing market price of Shares (“Closing Price”), and the premium or discount to NAV per Share of the Closing Price (expressed as a percentage);

●	midpoint of the highest bid and lowest offer based on the National Best Bid and Offer (“NBBO”) at the time the Fund’s NAV is calculated (“Bid-Ask Price”), and the premium or discount to NAV per Share of the Bid-Ask Price (expressed as a percentage);

●	closing IIV, and the premium or discount to NAV per Share of the closing IIV (expressed as a percentage);

●	average, minimum and maximum premium/discount to IIV of the bid-ask midpoint at corresponding times throughout market trading hours (expressed as a percentage);

●	average, minimum and maximum bid-ask spread throughout market trading hours (expressed in cents per Share and as a percentage of the bid-ask midpoint);

●	consolidated volume of Shares traded in the secondary market; and

●	NAV Reference Portfolio Overlap.

The website will also include daily updated tables and line graphs showing for each calendar quarter over the past five years (or the life of a Fund, if shorter) the frequency distribution and range of each of the above Fund data items. In addition, each Fund’s website will include a daily updated record of the time and amount of all IIVs determined and disseminated intraday, and the premium or discount to IIV of the bid-ask midpoint at corresponding times (expressed as a percentage), over the past 20 Business Days. Each Fund’s website will include all information that ETFs operating under the ETF Rule are required to provide on their websites.

3. Information Available via Electronic Media Applicants expect current and historical Share trading information, including most recent market trading prices, current best bid and best offer prices, and the volume of Shares traded on the current Business Day, will be available for the Funds throughout each Business Day on Brokers’ computer screens and other electronic data services on the same basis as available for existing ETFs.

4. Payments in Settlement of Clearhedge Swaps Each Fund will provide disclosure on its website of the aggregate net dollar amount of consideration paid or received by the Fund in settlement of Clearhedge Swap transactions during the preceding calendar quarter, which information will be updated no later than ten Business Days after the end of the quarter.

5. Disclosure of Fund Holdings Each Fund will disclose the names and quantities of its Portfolio Instruments at least once each quarter within 60 days of quarter-end, in compliance with the disclosure requirements of registered open-end investment companies. A Fund may provide public disclosure of its holdings more frequently, and on a more timely basis, than the minimum requirement (such as monthly with a 30-day lag). The Funds’ disclosure practices are designed to maintain the confidentiality of each Fund’s portfolio trading information and are generally expected to be comparable to those of mutual funds that invest in a similar fashion.

The names and quantities of a Fund’s current Portfolio Instruments will not be disclosed publicly. All private communication of a Fund’s current Portfolio Instruments will be limited to Fund service providers and other eligible recipients subject to a duty of confidentiality and prohibited from trading (for themselves or others) on the basis of the disclosed information.53

Applicants are aware of the possible risk that other market participants could become able to reverse engineer a Fund’s current NAV Portfolio based on time-series analysis of IIVs, other publicly disclosed Fund information (including daily NAV Reference Portfolio and Basket disclosures) and/or disclosures to Arbitrageurs in respect of their Clearhedge Swap positions.54 In Applicants’ view, among the principal factors determining a Fund’s susceptibility to reverse engineering are: (i) the price range of the Fund’s Shares; (ii) the number of decimal points of precision at which IIVs are displayed; (iii) the frequency of IIV dissemination; and (iv) the valuation parameters applied in determining IIVs. In general, a Fund will be more exposed to reverse engineering the higher the Share price range, the greater the precision of disclosed IIVs, the more frequently IIVs are disseminated and the greater the variability of the pricing inputs used in calculating IIVs.

[53]	The Adviser, any Sub-Adviser and the Distributor of each Fund will each adopt a code of ethics as required under Rule 17j-1 under the 1940 Act containing provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of Confidential Fund Information and other material non-public information by the Adviser or an associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Code of Ethics and Inside Information Policy. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge of Confidential Fund Information will be prohibited from trading on the basis of such information and from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. In addition, each Fund service provider with access to Confidential Fund Information will be contractually restricted from disclosing such information to any other person, trading (for its own account or on behalf of others) on the basis of such information or using such information for any purpose other than providing services to the Fund. Each Fund service provider with access to Confidential Fund Information will also be required to establish and maintain data security policies and procedures designed to prevent the misappropriation or theft of Confidential Fund Information.

[54]	The valuations of a Fund’s NAV Portfolio determined by the Swap Pricing Agent at one-second intervals will be treated as Confidential Fund Information and not disclosed, either publicly or privately, to Arbitrageurs or other parties not subject to a duty of confidentiality and prohibited from trading on the basis of this information. As noted in footnote 32, calculated intraday values of each Arbitrageur’s outstanding swap positions will be communicated to the Arbitrageur only at time intervals and/or delays sufficient to avoid indirectly disclosing current NAV Portfolio values more frequently than the 15-second intervals at which the Funds will publish IIVs.

Based on the proposed scaling of Share prices to a range of $10 to $30, the display of IIVs rounded to the nearest penny, dissemination of IIVs at 15-second intervals and the use of bid-ask midpoints in determining IIVs,55 Applicants believe that the risk of a Fund’s NAV Portfolio being reverse engineered with sufficient accuracy or regularity to harm shareholders is remote. As part of its oversight responsibilities, the Adviser will monitor each Fund’s susceptibility to reverse engineering and adjust Fund policies and procedures relating to the calculation, display and dissemination of IIVs (and/or other Fund policies and procedures) as deemed appropriate to further mitigate reverse engineering risks.

I. Sales and Marketing Materials; Prospectus Disclosure

Applicants will take steps to avoid investor confusion between the Funds and ETFs that disclose their full portfolio holdings on a current daily basis. Applicants will make clear the distinctive features of the Funds in each Fund’s Prospectus, SAI, website, and marketing materials.

In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s Prospectus and Summary Prospectus, as well as each Fund’s website and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

■	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

■	The ETF will publish on its website each day a “NAV Reference Portfolio” that is designed to help trading in shares of the ETF. While the NAV Reference Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

■	The ETF offers certain professional traders the opportunity to exchange payments with the ETF based on the relative performance of the NAV Reference Portfolio and the ETF’s actual portfolio. While designed to help lower the costs investors pay to buy and sell the ETF’s shares, these transactions may harm the ETF’s investment returns.

[55]	The use of bid-ask midpoints (versus last trade prices) in calculating IIVs helps mitigate the risk of reverse engineering because bid-ask midpoints are normally less variable than trade prices (which toggle back and forth from bid to ask), therefore conveying less identifying information.

■	The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

■	These additional risks may be even greater in bad or uncertain market conditions.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, the ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e., the later discussion of the NAV Reference Portfolio and the risks of the ETF] below.

Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Clearhedge Method, including how the NAV Reference Portfolio and Baskets are designed to differ from the Fund’s actual NAV Portfolio, and where an investor can get access to the NAV Reference Portfolio, NAV Reference Portfolio Overlap and related information. Each Fund’s Prospectus will discuss the additional costs and risks that use of the Clearhedge Method may impose on the Fund and its investors, including that it will expose the Fund to the risk that variations in the performance of the NAV Portfolio and the NAV Reference Portfolio could cause the Fund to incur swap settlement payment obligations, and will describe in detail and in plain English that (i) although the Clearhedge Method is intended to provide information to allow for an effective arbitrage mechanism that will keep the market price of Shares at or close to the underlying NAV per Share, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per Share; (ii) ETFs trading on the basis of the Clearhedge Method may trade at a wider bid-ask spreads and more variable premiums/discounts than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore may cost investors more to trade; and (iii) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use time-series analysis of IIVs, other publicly disclosed Fund information (including daily NAV Reference Portfolio and Basket disclosures) and/or disclosures to Arbitrageurs in respect of their Clearhedge Swap positions to identify a Fund’s trading strategy, which, if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

The Funds will also disclose that because the Shares are traded in the secondary market, a Broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

J. Investor Benefits of the Proposed Funds

Applicants believe that the Fund structure described herein offers significant investor benefits in addition to those attainable through existing ETFs.

Relative to existing ETFs, the Funds offers the potential advantages of:

●	Maintaining the confidentiality of portfolio trading activity. By not disclosing their full holdings on a current daily basis, the Funds provide protection against front-running, which can increase an ETF’s portfolio trading costs and hurt investment returns. Further, because disclosing fund holdings on a current daily basis can facilitate front-running and free-riding of the manager’s investment insights, many active managers have to date avoided offering their leading proprietary strategies in a traditional ETF structure that discloses fund holdings on a current daily basis. By removing the requirement for current portfolio holdings disclosure, the Funds can potentially provide ETF investors with access to a broad range of proprietary strategies not currently available as ETFs.

●	Facilitating tight bid-ask spreads and narrow premiums/discounts in secondary market trading. Use of the Clearhedge Method can facilitate trading in Shares at tight bid-ask spreads and narrow premiums and discounts to current value by providing Arbitrageurs with enhanced tools for managing the risk of their inventory positions in Shares. Applicants expect the Funds’ Shares to routinely exhibit better trading performance than shares of many existing ETFs.

●	Improved trade execution cost transparency to fund investors. Applicants propose to provide enhanced disclosure of investor trading costs by applying potentially improved IIV calculation standards, posting current IIVs on Fund websites and also including on Fund websites daily updated information and data regarding the historical relationships among the Fund’s IIVs, NAVs and market trading prices and disclosure of the Fund’s current NAV and IIV valuation practices and calculation methodology.

Unlike Portfolio-Protected ETFs operating pursuant to exemptive relief granted by the Commission in 2019, the Clearhedge Method would enable Arbitrageurs active in a Fund’s Shares to tightly manage their exposure to basis risk arising from differences in performance between a Fund’s NAV Portfolio and NAV Reference Portfolio. Because Applicants anticipate that Arbitrageurs could manage their Share inventory risk with substantially greater precision, Applicants expect the Funds to demonstrate better secondary market trading performance than Portfolio-Protected ETFs operating pursuant to the previously granted exemptive relief. Applicants believe the Funds’ enhanced trading performance will be especially pronounced during periods of market disruption or volatility.

Notwithstanding Applicants’ expectations for the Clearhedge Method to work as intended and provide the potential investor benefits outlined above, these stated benefits are subject to risk and may not be achieved.

K. Monitoring of Fund Operations

The Adviser will be responsible for managing each Fund’s application of the Clearhedge Method, including consideration of the secondary market trading of the Fund’s Shares and the impact of the Fund’s Clearhedge Swap exposures on Fund investment risks and returns. As part of its overall oversight responsibilities, the Board will periodically review and approve: (i) the Fund’s use of the Clearhedge Method, including cash payments made between a Fund and Arbitrageurs pursuant to Clearhedge Swaps and associated costs to Fund shareholders; (ii) how the Adviser assesses and manages risk with respect to the Fund’s use of Clearhedge Swaps; and (iii) the Fund’s disclosure of its use of Clearhedge Swaps in its offering documents and periodic reports consistent with relevant Commission guidance. The Adviser will monitor the calculation and dissemination of each Fund’s IIVs and oversee the IIV Pricing Agent’s controls, methodologies, policies and procedures. The Adviser will similarly oversee the performance of the Swap Pricing Agent and Swap Administrator. As part of its oversight of Fund service providers, the Adviser will, on an ongoing basis, monitor and evaluate the effectiveness of each service provider’s data security policies and procedures with respect to Confidential Fund Information in its possession. At least annually, the Adviser will provide a report to the Board describing the results of its oversight of each Fund service provider and identifying any material performance issues.

Each Fund’s operations also will be subject to ongoing monitoring, including monitoring by the Adviser of how Shares trade, including the level of any market price premium or discount to NAV and the bid-ask spreads on market transactions. For at least the first three years after launch of each Fund,56 the Adviser will promptly call a meeting of the Board, or a designated Committee thereof (and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures) and the Board or Committee will promptly meet57 (i) if the Tracking Error58 exceeds 1.00% or (ii) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between the Closing Price or Bid-Ask Price, on the one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid-ask spread exceeds 2.00%.59 In each case, the Board or Committee will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or the bid-ask spread, as applicable.60 The Board or Committee will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Stock Exchange, changing the size of Creations Units, modifications to the Clearhedge Method, changing the Fund’s investment objective or strategy, and liquidating the Fund.

[56]	After the first three years, the Fund’s Board or Committee will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.

[57]	The requirement to call a meeting of the Board or Committee promptly after reaching a threshold will be met if the Adviser makes the required communications, and the Board or Committee undertakes the considerations specified herein, during the applicable time period but in advance of the threshold actually being reached (for example, if the Board or Committee has a regularly scheduled meeting on the 13th day in a row where the bid-ask spread has exceeded 2.00% and decides on a particular action to be taken in the event the 15-day threshold is reached, the Board or Committee need not meet again to discuss such action).

[58]	A Fund’s Tracking Error is the standard deviation over the past three months of the daily difference, in percentage terms, between the NAV Reference Portfolio and NAV Portfolio values at the end of each Business Day. Tracking Error measures the ability of the NAV Reference Portfolio to accurately reflect changes in the Fund’s NAV Portfolio and allows Arbitrageurs to estimate the risk of the difference between the two by examining the historical variability of that difference.

[59]	Applicants believe the proposed time periods and thresholds strike an appropriate balance between investors’ need for an orderly market and the need for additional Board or Committee review. Applicants reserve the right to adopt additional or lower (i.e., less than 2.00%) thresholds to the extent deemed appropriate and approved by a Fund’s Board or a designated Committee thereof.

[60]	For at least the first three years after launch of each Fund, the Board or Committee will also undertake these considerations on an annual basis, regardless of whether the Fund’s preset thresholds have been crossed.

The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

In addition, to the extent the Adviser determines that an instrument held in a Fund’s NAV Portfolio, but not in the NAV Reference Portfolio, does not have readily available market quotations and such circumstance may affect the reliability of the Clearhedge Method as an arbitrage mechanism, that information, along with the identity and weighting of that instrument in the Fund’s NAV Portfolio, will be publicly disclosed on the Fund’s website.61 Applicants believe that in situations where an instrument in the NAV Reference Portfolio does not have readily available market quotations, Arbitrageurs will have enough information to determine the value of the instrument and evaluate the accuracy of the market price of Shares.62 The Adviser will also assess other appropriate remedial measures.

L. Protecting Confidential Fund Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and persons acting on behalf of the Funds will agree to be subject to the requirements of, and comply with, Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii)63 therein will not apply). For purposes of compliance with this condition, the dissemination of the composition of Baskets will not be deemed selective disclosure of material information.

[61]	If securities representing 10% or more of a Fund’s NAV Portfolio do not have readily available market quotations, Applicants would promptly request the Listing Exchange to halt trading in the Shares. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (i) protection from the potential significant negative impact of unusual market events and (ii) the ability to freely trade Shares of a Fund.

[62]	To the extent that a NAV Reference Portfolio instrument does not have readily available market quotations, the instrument would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund would accept or deliver cash in lieu for the instrument and adjust the Balancing Cash Amount with respect to the security deemed non-deliverable.

[6][3]	17 CFR Section 243.100(b)(2)(iii).

III. Funds of Funds

A. Investing Funds

As discussed above, Investing Funds will be registered investment companies and registered unit investment trusts that enter into a participation agreement with one or more Funds (“FOF Participation Agreement”) in which the Investing Fund seeks to invest in reliance on the requested Order. No Investing Fund will be part of the same group of investment companies as the Funds. Each Investing Fund will have a sponsor (“Investing Fund Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment sub-advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B. Proposed Transactions

Applicants propose that Investing Funds be permitted to invest in the Funds beyond the limits set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. Applicants also propose that Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C. Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D. Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that Investing Funds understand and comply with the terms and conditions of the relief requested herein, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein to invest only in the Funds, and not in any other investment company.

IV. Request for Exemptive Relief and Legal Analysis

Applicants request an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors.

A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met by the Funds. In light of this question, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares only in Creation Units.

Investors may purchase Creation Units of Shares from each Fund, and holders of Creation Units may redeem them in accordance with the provisions of the 1940 Act. Because each Fund’s Shares will be listed on a Stock Exchange, investors will also have the ability to buy and sell Shares throughout the day in the secondary market.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. Moreover, Applicants believe that the Funds’ use of the Clearhedge Method will facilitate efficient Share arbitrage, enabling investors to buy and sell Shares in the secondary market at prices that are at or close to NAV. Further, as described above, Applicants believe that the proposed Fund disclosures are sufficient to safeguard against investor confusion. Thus, Applicants believe that the Funds’ proposed method of issuing and redeeming Shares and secondary market trading of Shares is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on a Stock Exchange and will trade in the secondary market on and away from the Listing Stock Exchange64 throughout each Business Day’s market trading session. Secondary market trading in Shares will take place at negotiated, market-determined prices, not at a current offering price described in the Fund’s Prospectus or a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to: (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers; (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices; and (iii) ensure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.65

[6][4]	Consistent with Rule 19c-3 under the Exchange Act, members of the Listing Stock Exchange (and other market participants) are not required to effect transactions in Shares through the facilities of the Listing Stock Exchange.

[6][5]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares will not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent a Fund’s Shares trade at different prices over the course of a given Business Day or from day to day, such variances will occur as a result of changes in the balance of supply and demand for Shares and other market forces, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the Funds could be managed or manipulated to produce benefits for one group of purchasers or sellers of Shares to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers and sellers. Applicants also do not believe that the fact that Creation Units could be purchased or redeemed at NAV, while individual Shares could be bought or sold only at negotiated, market-determined prices, creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that use of the Clearhedge Method will facilitate efficient Share arbitrage, which should limit differences between secondary market trading prices of Shares and the value per Share of the Fund’s NAV Portfolio at corresponding times. Accordingly, all investors should be able to transact in Shares at prices at or close to the NAV per Share, whether by buying or selling individual Shares in the secondary market or by transacting directly with the Fund in Creation Units. Any profits generated by Arbitrageurs in arbitraging Shares would not be a result of unjust discriminatory or preferential treatment between Arbitrageurs and other Fund shareholders, but instead would derive from arbitrage trading that benefits Fund shareholders by working to reduce the difference between secondary market trading prices of Shares and the Fund’s current NAV per Share. Applicants contend that the proposed distribution system also will be orderly. Anyone may buy or sell Shares by trading in the secondary market or by transacting with the issuing Fund in Creation Units through an Authorized Participant. Therefore, no Broker or dealer should have an advantage over any other Broker or dealer in the sale of Shares.

As noted above, Applicants believe that the ability to buy and sell Shares at prices determined intraday will be an attractive feature to many investors, offering a key advantage to investors over the once-daily pricing of mutual funds. The fact that Shares trade intraday at market-determined prices would be prominently disclosed to investors.

Applicants also believe that the Funds will not present any new concerns with respect to the exemptions that allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds will not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market or those purchasing and redeeming Creation Units. Applicants, therefore, believe that the proposed buying and selling of Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C. Section 22(e) of the 1940 Act

Section 22(e) of the Act provides that, except under circumstances not relevant to this request:66

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

[66]	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act under the circumstances described below.67

Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign common stocks in its Redemption Basket when delivered in kind, in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign common stock as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in kind.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

[6][7]	The requested exemption from Section 22(e) of the Act would only apply to the extent that the Redemption Basket includes foreign common stock delivered in-kind.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

[f]or any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust ... by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

[f]or any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ... knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Pursuant to Section 2(a)(3)(A) of the 1940 Act, an “affiliated person” of a person includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person;” pursuant to Section 2(a)(3)(C) of the 1940 Act, an “affiliated person” of a person includes “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser, and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A person could own 5 percent or more of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A), or in excess of 25 percent of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(C). In addition, there exists a possibility that, with respect to an Affiliated Fund, a person could own 5 percent or more, or in excess of 25 percent, of such Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor is deemed to be an affiliate of a Fund, Sections 17(a)(l) and 17(a)(2) could be read to prohibit such person from effectuating in-kind purchases and redemptions of the Fund’s Creation Units or to prohibit such person from engaging in Clearhedge Swap transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act.68 Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (i) holding 5 percent or more, or in excess of 25 percent, of the outstanding Shares of one or more Funds; (ii) having an affiliation with a person with an ownership interest described in (i); or (iii) holding 5 percent or more, or more than 25 percent, of the Shares of one or more Affiliated Funds (“Specified Affiliated Persons”), to effectuate in-kind purchases and redemptions of Creation Units and to engage in Clearhedge Swap transactions with a Fund.

[6][8]	Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

In-Kind Baskets

Applicants assert that no useful purpose would be served by prohibiting Specified Affiliated Persons from making in-kind purchases or in-kind redemptions of Creation Units of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. The Basket Instruments will be limited to Permissible Investments and consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current portfolio holdings and current trading program. All Basket Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit will be based on the NAV per Share of such Fund, as calculated in accordance with the policies and procedures set forth in its Registration Statement. As described above, the Baskets will be selected by the Adviser in part to obscure the subject Fund’s current trading activity. An affiliated person, or an affiliated person of an affiliated person, of a Fund, would, as described above, have no motive to unduly influence the identities or quantities of the instruments in a Fund’s Baskets because they would generally not correspond to the Fund’s underlying holdings. Accordingly, Applicants believe that there is no motivation for purchasers or redeemers of Creation Units to influence the selection of the Basket Instruments. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any person transacting in Creation Units. In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by reducing flow-related trading costs and enabling the Fund to be more fully invested, minimizing cash drag. In-kind Creation Unit transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading of Shares by reducing the Transaction Fees applicable to purchases and redemptions of Creation Units.

Clearhedge Swaps

Applicants similarly assert that no useful purpose would be served by prohibiting Specified Affiliated Persons from engaging in Clearhedge Swap transactions with a Fund. Such transactions are designed to benefit Fund shareholders by facilitating efficient Share arbitrage, thereby lowering the costs investors pay to buy and sell Shares, while protecting against the harmful effects of front-running and free-riding. An Arbitrageur’s use of Clearhedge Swaps would be subject to restrictions designed to limit Funds’ exposure to market risk in such swaps, including limits on each Arbitrageur’s permissible Clearhedge Swap positions (relating to the amount of such Arbitrageur’s positions in Shares) and the requirement that all Clearhedge Swap positions outstanding at the end of each Business Day (including Rollover Clearhedge Swap positions) close and settle at such time. Applicants assert that the potential costs and risks to a Fund of using the Clearhedge Method are inherently constrained, readily managed and amply justified by the clear benefits to the Fund of avoiding the front-running and free-riding costs and risks associated with disclosing the Fund’s NAV Portfolio on a current daily basis. Importantly, all Arbitrageurs will be treated equally in respect of their participation in Clearhedge Swaps. The material terms and conditions of a Fund’s Master Swap Agreements and all contracts thereunder will be the same for all Arbitrageurs, except for differences in timing and reference amounts. A Fund will not favor one Arbitrageur over any other. Based on the anticipated net benefits of Clearhedge Swaps to Fund shareholders, Applicants assert that no useful purpose would be served by prohibiting Arbitrageurs that are Specified Affiliated Persons of a Fund from engaging in Clearhedge Swap transactions on the same basis as other Arbitrageurs.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).

E. Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than three percent of the total outstanding voting stock of the acquired company, more than five percent of the total assets of the acquiring company or, together with the securities of any other investment companies, more than ten percent of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than three percent of the acquired company’s voting stock or if the sale will cause more than ten percent of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits set forth in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.69 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.70 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably reflecting the expressed sentiment that an investment company should not be prohibited from taking advantage of a good investment opportunity just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.71

[69]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[70]	Senate Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[7][1]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).72 These abuses included: (i) undue influence, such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses, such as sales loads, advisory fees and administrative costs; and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).73

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with the terms and conditions of the requested relief by requiring each Investing Fund to enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement of each Investing Fund will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 hereof limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. Condition B.1 does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Investing Fund Sponsor, any person controlling, controlled by, or under common control with, such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Investing Fund Sponsor or any person controlling, controlled by or under common control with such Adviser or Sponsor. For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) that is advised, sub-advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser.

[7][2]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[7][3]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Condition B.2 hereof prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate. For purposes of this Application, “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities and “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor, a promoter or principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 hereof are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Investing Fund Sponsor or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund could prevent an Investing Fund from purchasing Shares in excess of the limits set forth in Section 12(d)(1)(A) by declining to enter into an FOF Participation Agreement with the Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the advisory contract of such Investing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis must be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, Investing Fund Sponsor or trustee of an Investing Fund (“Investing Fund Trustee”), as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Sponsor or Trustee, or an affiliated person of the Investing Fund Adviser, Sponsor or Trustee, other than any advisory fees paid by a Fund to the Investing Fund Adviser, Sponsor or Trustee or any of their affiliated persons in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or any affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid by the Fund to the Investing Fund Sub-Adviser or its affiliated person in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

The FOF Participation Agreement of each Investing Fund will include an acknowledgment from the Investing Fund that it may rely on the requested Order to invest only in the Funds, and not in any other investment company.74 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission authorizing the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein and from Section 12(d)(1)(B) to permit a Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein each satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief

Applicants seek relief from Sections 17(a)(1) and 17(a)(2) pursuant to Section 17(b) and Section 6(c) to permit the Funds to issue Creation Units to, redeem Creation Units from, and engage in in-kind transactions in Basket Instruments accompanying such issuances and redemptions with certain Investing Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

[7][4]	Applicants acknowledge that the receipt of compensation by: (i) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund; or (ii) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. Each FOF Participation Agreement also will include this acknowledgment.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own five percent or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund. As a result, purchases and redemptions of the Fund’s Creation Units by an Investing Fund and accompanying in-kind transactions in Basket Instruments could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions in which a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because its Adviser is investment adviser to an Investing Fund. Applicants are also not seeking relief from Section 17(a) to permit an Investing Fund to engage in Clearhedge Swap transactions with a Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards set forth in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid by an Investing Fund for the purchase of a Fund’s Creation Units and any consideration received upon redemption will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.75

Second, the proposed transactions between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement of each Investing Fund that purchases Creation Units from a Fund will require the Investing Fund to represent that such purchase will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. The Funds’ Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

G. Discussion of Precedent

The requested ETF Relief and Fund of Funds Relief is similar to the structural relief granted by the Commission beginning in 2019 to other applicants seeking to operate Portfolio-Protected ETFs that do not publicly disclose their full portfolio holdings on a current daily basis,76 except that the Funds would: (i) utilize the Clearhedge Method to maintain effective arbitrage in Fund Shares; (ii) seek relief from Section 17(a) to permit Specified Affiliated Persons to engage in Clearhedge Swaps with the Funds; and (iii) have the ability to utilize Custom Baskets.

[75]	Applicants expect Investing Funds normally to buy and sell Shares in the secondary market rather than by transacting in Creation Units with a Fund. To the extent an Investing Fund purchases and sells Shares exclusively in the secondary market, and not through Creation Unit transactions with a Fund, relief from Section 17(a) would not be necessary. The requested relief would permit Funds to issue Creation Units to, redeem Creation Units from, and to engage in accompanying transactions in Basket Portfolio instruments with, Investing Funds.

[76]	See infra note 1.

In light of the Funds’ proposed use of the Clearhedge Method described herein to facilitate efficient Share arbitrage, Applicants believe the Commission has a strong basis for approving the Order. Because use of the Clearhedge Method would enable Arbitrageurs active in a Fund’s Shares to tightly manage their exposure to basis risk arising from differences in performance of the NAV Portfolio and NAV Reference Portfolio, Applicants expect the Funds to consistently demonstrate efficient Share arbitrage and low shareholder trading costs. Applicants believe the investor benefits of using the Clearhedge Method will be especially pronounced during periods of market disruption or heightened volatility. As an additional advantage, the Funds will provide substantially greater transparency of investor trading costs than provided by other ETFs.

Notwithstanding Applicants’ expectations for the Clearhedge Method to work as intended and provide the potential investor benefits outlined above, these stated benefits are subject to risk and may not be achieved.

V. Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A. ETF Relief

1. As long as a Fund operates in reliance on the requested Order, its Shares will be listed on a Stock Exchange.

2. Each Fund will maintain a website that is publicly accessible at no charge and which will contain, for the prior Business Day, the Fund’s (i) NAV per Share, Closing Price, Bid-Ask Price and closing IIV; (ii) premium or discount (expressed as a percentage) to NAV per Share of the Closing Price, Bid-Ask Price and closing IIV; (iii) average, minimum and maximum premium/discount (expressed as a percentage) to IIV of the bid-ask midpoint at corresponding times throughout market trading hours; (iv) average, minimum and maximum bid-ask spread (expressed in centers per Share and as a percentage) throughout market trading hours; (v) volume of Shares traded; (vi) NAV Reference Portfolio Overlap; and (vii) any other information as may be required for other ETFs operating under Rule 6c-11 under the 1940 Act. Each Fund’s website will also include daily updated tables and line graphs showing historical frequency distributions and ranges of the above-listed Fund data items and a daily updated record of the time and amount of all IIVs disseminated over the past 20 Business Days and the premium or discount to IIV of the bid-ask midpoint at corresponding times.

3. Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the NAV Reference Portfolio and standard Transaction Fees in effect for that day.

5. Each Fund will maintain Master Swap Agreements with at least two Arbitrageurs and offer Clearhedge Swaps at all times that the Fund is listed for trading on a Stock Exchange.

6. Neither the Adviser nor any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with a Fund) to acquire any Portfolio Instrument for a Fund through a transaction in which the Fund could not engage directly.

7. Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may reasonably request.

8. Each Fund and each person acting on behalf of a Fund will agree to be subject to the requirements of, and comply with, Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). For purposes of compliance with this condition, the dissemination of the composition of Baskets will not be deemed to be selective disclosure of material information.

9. Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, except that, for purposes of this condition, only Baskets different from the Fund’s NAV Reference Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the NAV Reference Portfolio published on the Fund’s website for each Business Day; (ii) all Master Swap Agreements (or copies thereof); and (iii) a copy of each Basket made available.

10. Each Fund will adopt and implement written policies and procedures that govern the construction of Baskets as required under Rule 6c-11 under the 1940 Act, except that, for purposes of this condition, only Baskets different from the Fund’s NAV Reference Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii). The Fund’s Basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

B. Fund of Funds Relief

1. The members of any Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of any Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the number of outstanding voting securities of a Fund, the members of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group, each in the aggregate, become holders of more than 25 percent of the outstanding voting securities of a Fund, they will vote their Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the members of an Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of any Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by any Investing Fund in the Shares of a Fund exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser or any person controlling, controlled by or under common control with the Adviser.

5. The Investing Fund Adviser, Investing Fund Sponsor or Investing Fund Trustee, as applicable, of each Investing Fund will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Sponsor or Trustee, or an affiliated person of the Investing Fund Adviser, Sponsor or Trustee, other than any advisory fees paid by the Fund to the Investing Fund Adviser, Sponsor or Trustee or its affiliated person in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of each Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review any such purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Investing Fund’s investment in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits set forth in Section 12(d)(1)(A), each Investing Fund will execute a FOF Participation Agreement with the Fund stating that its board of directors or trustees and Investing Fund Adviser, Investing Fund Sponsor or Investing Fund Trustee, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), each Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund’s FOF Participation Agreement and the list of the names of each Investing Fund Affiliate and Underwriting Affiliate with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI. Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants request that all communications concerning this Application be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants pursuant to their corporate organizational documents and, in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Eaton Vance Exchange-Traded Fund Trust

By:	/s/ Frederick S. Marius
Frederick S. Marius
Trustee

Eaton Vance Management

By:	/s/ Frederick S. Marius
Frederick S. Marius
Vice President and Chief Legal Officer

EATON VANCE EXCHANGE-TRADED FUND TRUST

The undersigned states that he has duly executed the attached Application dated September 25, 2020 for and on behalf of Eaton Vance Exchange-Traded Fund Trust; that he is the Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Eaton Vance Exchange-Traded Fund Trust

By:	/s/ Frederick S. Marius
Frederick S. Marius
Trustee

EATON VANCE MANAGEMENT

The undersigned states that he has duly executed the attached Application dated September 25, 2020 for and on behalf of Eaton Vance Management; that he is Vice President and Chief Legal Officer of Eaton Vance Management; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Eaton Vance Management

By:	/s/ Frederick S. Marius
Frederick S. Marius
Vice President and Chief Legal Officer

RESOLUTIONS OF EATON VANCE EXCHANGE-TRADED FUND TRUST

RESOLVED, that the filing by the Trust of an application for an order of the United States Securities and Exchange Commission be, and it hereby is, authorized and approved:

(1) Under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2) Under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and

(3) Under Section 12(d)(1)(J) of the 1940 Act, exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act;

to permit, among other things:

(a) each of the Trust’s series (collectively referred to as “Funds”) to issue shares of beneficial interest (“Shares”) that are generally redeemable only in specified multi-Share aggregations;

(b) listing of Shares on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act and the trading of Shares in the secondary market on and away from the listing exchange;

(c) relief from the seven calendar day redemption requirement for certain Funds under specified limited circumstances;

(d) certain affiliated persons of a Fund to deposit into, and receive from, the Fund securities and other instruments in connection with the issuance and redemption of Shares of such Fund and to engage in swap transactions with the Fund;

(e) investment companies and unit investment trusts that are not advised by Eaton Vance Management (“Eaton Vance”) or an entity controlling, controlled by or under common control with Eaton Vance, and not part of the same “group of investment companies” as the Funds (such investment companies and unit investment trusts collectively, “Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and

(f) each Fund, any principal underwriter for such Fund and any broker to sell Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(4) such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is further;

RESOLVED, that a Trustee or the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such application as may be necessary or appropriate; and it is further;

RESOLVED, that such application shall be executed by or on behalf of the Trust by a Trustee or one or more of its officers, and that the proper officers or a Trustee of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the application and the matters described therein.

Appendix A

Initial Fund

Applicants currently expect the Initial Fund to be Eaton Vance Equity Opportunities ETF, an actively managed equity ETF seeking total return by investing in a diversified portfolio of U.S. equity securities and other Permissible Investments.